Exhibit 10.4

WP ROAMING S.À R.L.

AND

SYNIVERSE HOLDINGS, INC.

AGREEMENT

for the sale and purchase

of all shares in and preferred equity certificates (whether convertible or not)

issued by

WP Roaming III S.à r.l.

30 June 2012

CONTENTS

Clause		Page

Exhibits		4
Schedules		5
Definitions		6
1.	Corporate Structure	16
2.	Sale and Purchase	17
3.	Price	18
4.	Deposit	22
5.	Conditions to Closing	22
6.	Termination Rights and Termination Fee	24
7.	No Leakage Undertaking	26
8.	Pre-Closing Seller Undertakings	28
9.	Pre-Closing Purchaser Undertakings	36
10.	Closing	38
11.	Seller’s Guarantees	41
12.	Remedies	51
13.	Expiration and Limitation of Claims	56
14.	Purchaser Guarantees	57
15.	Covenants	58
16.	Insurance	61
17.	Escrow Account	61
18.	Post-Closing Undertakings	63
19.	Protection of Directors	64
20.	Information, Records and Assistance Post-Closing	65
21.	Payments	66
22.	Costs, Expenses, Fees and Charges	67
23.	Announcements	67
24.	Confidentiality	68
25.	Notices	69
26.	Entire Agreement, Interpretation	71
27.	No Third Party Rights	72
28.	No Assignment, No Set-off Rights, Further Assurances	72
29.	Certain Terminology	73
30.	Governing Law and Jurisdiction	73
31.	Invalid Provisions, Unintended Gaps (Salvatorische Klausel)	74

AGREEMENT

dated 30 June 2012

PARTIES

1.	WP ROAMING S.À R.L., a limited liability company incorporated under the laws of Luxembourg with its registered office at 15, rue Edmond Reuter, L-5326 Contern, Grand Duchy of Luxembourg, and registered with the Registre de Commerce et des Sociétés in Luxembourg under B110016 (the Seller); and

2.	SYNIVERSE HOLDINGS, INC., a stock corporation incorporated under the laws of Delaware with its principal office at 8125 Highwoods Palm Way, Tampa, Florida, 33647, USA (the Purchaser)

(each a Party in this Agreement and together, the Parties).

Exhibits

Exhibit 1	Material Group Companies

Exhibit (B)	MACH Group Structure

Exhibit 1.2(b)	Securities

Exhibit 1.2(e)	Evenex SPA

Exhibit 3.2	Permitted Items

Exhibit 3.2(a)	Equity Bridge

Exhibit 5.2(a)	Relevant Competition Authority

Exhibit 7.1	Permitted Leakage

Exhibit 8.1	Material Target Companies

Exhibit 8.3(b)	Capital Reorganisation

Exhibit 8.3(o)	Finance Documents

Exhibit 8.3(r)	Court, Administrative and Arbitration Proceedings

Exhibit 8.5	Contact Persons

Exhibit 10.2(b)(iii)	Form of Notification

Exhibit 11.4	Seller’s Knowledge Bearers

Exhibit 28.4 (a)	Accession Letter

Schedules

Schedule 11.1(b)	The Seller, MACH Shares, Shareholder Instruments

Schedule 11.1(c)	Financial Matters

Schedule 11.1(d)	Regulatory Matters

Schedule 11.1(e)	The Business Assets

Schedule 11.1(f)	Litigation

Schedule 11.1(g)	Insolvency etc.

Schedule 11.1(h)	IP and Data Protection

Schedule 11.1(i)	Employment

Schedule 11.1(j)	Agreements

Purchaser Schedule 9.1(a)	Debt Financing Letters

Definitions

AAT	as defined in clause 15.2

AAT Dubai Claim	as defined in clause 15.2

Affiliate(s)	means any affiliate(s) (verbundene(s) Unternehmen) within the meaning of Section 15 German Stock Corporation Act (AktG)

Agreement	as defined in (C) of the recitals

AML	as defined in Schedule 11.1(d)(i)

Amount Claimed	as defined in clause 17.2(b)

Anti-Corruption Compliance Laws	as defined in clause 11.1(d)(ii))

Anti-Trust Condition	as defined in clause 5.1(d)

Base Amount	as defined in clause 3.1(a)

BGB	as defined in clause 8.3

Binding Calculation	as defined in clause 3.2(c)

Bona Fide Purchaser Claim	as defined in clause 17.2(a)

Business Day	as defined in clause 29.1

Business Plan	as defined in clause 8.4

BVI	as defined in Schedule 11.1(b)(ii)

Capital Injection	as defined in clause 3.3

Capital Reorganisation Transfer	as defined in Exhibit 8.3(b)

Cibernet	as defined in Schedule 11.1(d)(i)

CIBER Record	as defined in Schedule 11.1(h)(iii)

Claims	as defined in clause 15.2

Closing	as defined in clause 5.1

Closing Conditions	as defined in clause 5.1

Closing Date	as defined in clause 10.1

Closing Events	as defined in clause 10.2

Closing Venue	as defined in clause 10.1

Code	as defined in clause 18.5

COGS	as defined in Schedule 11.1(b)(ii)

Commercialisation	as defined in Schedule 11.1(h)(ii)

Commission	as defined in clause 5.1(a)

Company	as defined in (A) of the recitals

Company Plans	as defined in clause 11.1(i)(iii)

Confidential Information	as defined in clause 24.1(a)

Constitutional Documents	as defined in clause 10.3(a)(i)

Consultants	as defined in clause 11.1(i)(iii)

Contact Persons	as defined in clause 8.5

Costs	as defined in clause 22.1

Counterclaim	as defined in clause 21.4

Covered Director	as defined in clause 18.2(a)

CPECs	as defined in clause 1.1(b)(i)

Credit Agreement	as defined in clause 9.2

D&O Insurance	as defined in clause 19

Data Room	as defined in clause 8.3(g)

Data Protection Act	as defined in Schedule 11.1(d)(i)

Debt Financing	as defined in clause 8.9(d)

Debt Financing Letters	as defined in clause 9.1(a)

Debt Funds	as defined in clause 9.1(a)

Debtor Relief Laws	means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, general assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally

De Minimis Claims	as defined in clause 13.3

De Minimis Debt	as defined in clause 8.8

Deductible	as defined in clause 13.3

Deduction Items	as defined in clause 3.2(a)

Delayed Closing Date	as defined in clause 10.5

Dependent Entity (-ies)	means any dependent company (abhängige(s) Unternehmen) within the meaning of Section 17 German Stock Corporation Act (AktG) of the Seller or the Purchaser, respectively

Deposit	as defined in clause 4

Designated Purchaser	as defined in clause 28.4

Determined or Determination	as defined in clause 17.3

Director	as defined in clause 11.1(i)(iii)

Director Related Liability	as defined in clause 19(a)

Director Related Loss	as defined in clause 19(b)

Discharge Amount	as defined in clause 8.8

Disclosure Schedules	as defined in clause 11.4

DTAG	as defined in Schedule 11.1(h)(ii)

Employees	as defined in clause 11.1(i)(iii)

Equity Bridge	as defined in clause 3.2(a)

Escrow Account	as defined in clause 17.1

Escrow Agent	as defined in clause 17.1

Escrow Amount	as defined in clause 3.4(a)

Escrow Period	as defined in clause 17.2(a)

Evenex ApS	as defined in (D) of the recitals

Evenex AS	as defined in (D) of the recitals

Evenex Business	as defined in (D) of the recitals

Evenex Closing	as defined in clause 1.2(e)

Evenex Companies	as defined in (D) of the recitals

Evenex Disposal	as defined in (E) of the recitals

Evenex Intercompanies	as defined in clause 1.2(d)

Evenex Loan	as defined in clause 1.2(d)

Evenex Loan Amount	as defined in clause 1.2(d)

Evenex Note	as defined in clause 1.2(e)

Evenex SPA	as defined in clause 1.2(e)

Exempted Claims	as defined in clause 13.1

Expert	as defined in clause 3.2(a)(iv)

Fee Letter	as defined in clause 9.1(a)

Finance Documents	means all documents, agreements, deeds and other instruments evidencing debt for borrowed money owing by the MACH Group Companies to third parties, including all such documents, agreements, deeds and other instruments relating to the Senior Credit Agreement

Framework Agreement	as defined in Schedule 11.1(c)(iii)(A)

Funds	as defined in clause 9.1(a)

GAAP	as defined in clause 8.9(d)(i)

GAAS	as defined in clause 8.9(d)(i)

Governmental Entity	as defined in clause 11.1(d)(i)

IFRS	as defined in clause 8.9(d)(i)

Indemnity Liabilities	as defined in clause 15.2

Indemnity Termination Date	as defined in clause 15.2(b)

Indenture	as defined in clause 9.2

Independent Expert	as defined in clause 17.5

Insolvency Situation

means:

(i) one or several of the Target Companies listed on Exhibit 1 (the Material Group Companies) institutes or consents to the institution of any proceeding against itself or all or any material part of its property under any Debtor Relief Law, or makes a general assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is so appointed without the application or consent of such entity and the appointment continues undischarged or unstayed for thirty (30) calendar days or by the Longstop Date if earlier; or any proceeding under any Debtor Relief Law relating to any such entity or to all or any material part of its property is instituted without the consent of such entity and continues undismissed or unstayed for thirty (30) calendar days or by the Longstop Date, if earlier; or

(ii)(a) one or several of the Material Group Companies becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (b) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such entity and is not released or vacated or fully bonded within thirty (30) days after its issue or levy or by the Longstop Date, if earlier, provided that, in any case, any such matter arising in the period thirty (30) calendar days prior to the Closing Date (x) where such matter is subject to the thirty (30) calendar day period set out in clauses (i) and (ii) above and the liabilities relating to such matter do not exceed EUR 5 million (in words: Euro five million), such matter shall not constitute an Insolvency Situation; and (y) where the matter is subject to the thirty (30) calendar day period set out in clauses (i) and (ii) above and the liabilities relating to such matter exceed EUR 5 million (in words: Euro five million), such matter shall not constitute an Insolvency Situation provided that the Seller provides a guarantee in favour of the Company in the full amount of any and all liabilities (actual or contingent) related to such matter

Intellectual Property Rights or IPR	as defined in clause 11.1(h)(i)

IP Licenses	as defined in clause 11.1(h)(ii)

IT Assets	as defined in clause 11.1(h)(iv)

Key Employee	as defined in clause 11.1(i)(i)

Leakage	as defined in clause 7.1

Legal Requirements	as defined in clause 11.1(d)(i)

Liability Cap	as defined in clause 13.4

Licensed IP	means the IPR licensed to the Target Companies under the IP Licenses

Locked Box Accounts	as defined in clause 11.1(c)(i)

Locked Box Accounts Date	as defined in clause 2.1

Longstop Date	as defined in clause 5.2(a)

Losses	as defined in clause 12.1(b)

MACH	as defined in (B) of the recitals

MACH Americas	as defined in Schedule 11.1(i)(iii)

MACH/Evenex Intercompany Loan	as defined in Schedule 11.1(c)(ii)

MACH Consideration	as defined in clause 3.1(b)

MACH Cyprus	as defined in Schedule 11.1(g)(i)

MACH Denmark	as defined in (D) of the recitals

MACH Denmark HR	as defined in Schedule 11.1(i)(iii)

MACH Dubai	as defined in Schedule 11.1(b)(ii)

MACH Group	as defined in (B) of the recitals

MACH Group Company	as defined in (B) of the recitals

MACH Group HR	as defined in Schedule 11.1(i)(iii)

MACH Poland	as defined in Schedule 11.1(g)(i)

MACH Price	as defined in clause 3.1(a)

MACH PVL	as defined in Schedule 11.1(f)(i)

MACH S.à r.l.	as defined in clause 1.2(d)

MACH Shares	as defined in clause 1.1(a)

MACH Solutions	as defined in Schedule 11.1(d)(i)

MACH Swedish Entities	as defined in Schedule 11.1(g)(i)

Management Accounts	means the unaudited monthly management accounts for the Management Accounts Period, each in the form contained in the Data Room

Management Accounts Period	means the period from the Locked Box Accounts Date to 30 April 2012

Marketing Period

means the first period of twenty (20) consecutive Business Days beginning on the first (1st) Business Day after the date hereof and throughout, and at the end of, which

(a) the Purchaser shall have the Required Information; and

(b) the Closing Conditions have been fulfilled (or waived) and nothing has occurred and no condition exists that would cause any of the Closing Conditions to fail to be fulfilled, assuming that such Closing Conditions were applicable at any time during such twenty (20) consective Business Day period;

provided that:

(x) (A) such consecutive Business Day period shall not be required to include 21 November 2012 through 25 November 2012 (which dates set forth in this clause (A) shall be excluded for purposes of the 20 Business Day period) and (B) if such consecutive Business Day period has not ended prior to (i) 18 August 2012, then it will not commence until 4 September 2012 or (ii) 21 December 2012, then it will not commence until 2 January 2013; and

(y) the Marketing Period will not be deemed to commence if: (A) any financial information for any fiscal period included in the Required Information becomes stale under Regulation S-X promulgated under the Securities Act (subject to exceptions, if any, customary for private placements pursuant to Rule 144A under the Securities

Act for similar financings to the Debt Financings), in which case, the Marketing Period shall not be deemed to commence unless and until, at the earliest, the third Business Day following the date on which the Company has furnished the Purchaser with updated Required Information, (B) the Company’s auditors shall have withdrawn its audit opinion with respect to any audited financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, the third Business Day following the date on which a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by the Company’s auditors or another independent public accounting firm reasonably acceptable to Purchaser; or (C) the Company shall have restated or shall have informed the Company’s auditors, the Purchaser or any other person of its intention to restate any financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until, at the earliest, the third Business Day following the date on which such restatement has been completed and such financial information has been amended or the Company has determined that no restatement shall be required;

provided further, that:

(x) if the Seller shall in good faith reasonably believe it has delivered the Required Information, it may deliver to the Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the Seller shall be deemed to have provided the Required Information on the date specified in that notice unless the Purchaser in good faith reasonably believes the Seller has not completed delivery of the Required Information and, within three (3) Business Days after the receipt of such notice by the Purchaser, delivers a written notice to the Seller to that effect (stating with reasonable specificity which Required Information it reasonably believes the Seller has not delivered or is not compliant with clause 8.9(d)); and

(y) in the event that the requirement in clause (a) above (i.e. the receipt by the Purchaser of the Required Information) is satisfied as of the date that is twenty five (25) Business Days prior to the Longstop Date and throughout such twenty-five (25) Business Day period (irrespective of whether the Closing Conditions are fulfilled at such time) and subject to clause (y) of the first proviso of this definition, then the Marketing Period shall commence or shall be deemed to have commenced not later than twenty five (25) Business Days prior to the Longstop Date

Material Agreements	as defined in clause 11.1(j)(ii)

Material Asset	as defined in clause 11.1(e)(i)

Material Group Companies	as defined in Exhibit 1

Material Target Companies	as defined in clause 8.1

MEGS Agreement	as defined in Schedule 11.1(h)(ii)

MEGS Software	as defined in Schedule 11.1(h)(ii)

Notary	as defined in clause 12.3(e)(v)

Notices	as defined in clause 25.1

OFAC	as defined in Schedule 11.1(d)(ii)(B)

OpTel	as defined in Schedule 11.1(j)(i)(A)

Owned IP	as defined in clause 11.1(h)(ii)

Party and Parties	have the meaning given in the recitals

PECs	as defined in clause 1.1(b)(iii)

Permits	as defined in clause 11.1(d)(i)

Permitted Items	as defined in clause 3.2(a)

Permitted Leakage	as defined in clause 7.1

Post-Locked Box Accounts Tax Periods	means any taxable period, or portion thereof, commencing after the Locked Box Accounts Date

Pre-Closing Event	as defined in clause 18.2(b)

Preliminary Calculation	as defined in clause 3.2(b)

Proceedings	as defined in clause 11.1(f)(i)

Proposed Transaction	as defined in (C) of the recitals

Proposed Allocation	as defined in clause 18.5

Purchaser	has the meaning given in recital 2

Purchaser Claim	as defined in clause 12.1

Purchaser Commitment Letter	as defined in clause 9.1(a)

Purchaser Group	as defined in clause 28.3(a)

Purchaser Entities	as defined in clause 12.7

Purchaser Guarantees	as defined in clause 14.1

Purchaser Records	as defined in clause 20.1

Purchaser’s Bank Account	as defined in clause 21.2

Purchaser’s Closing Events	as defined in clause 10.2(a)

Purchaser’s Lenders	as defined in clause 9.1(a)

Quantum	as defined in Schedule 11.1(h)(iii)

Questions	as defined in Schedule 11.1(b)(ii)

Regulation	as defined in clause 5.1(a)

Release Agreement	as defined in clause 8.8

Release Claim	as defined in clause 17.2(a)

Release Date	as defined in clause 17.4

Release Date Standing Escrow Amount	as defined in clause 17.4

Relevant Budget	as defined in clause 8.3(g)

Relevant Competition Authority	as defined in clause 5.2(a)

Replacement Directors	as defined in clause 10.3(a)(ii)

Repeated Closing Date	as defined in clause 6.2(c)

Representatives	as defined in clause 24.1(b)

Required Information	as defined in clause 8.9(d)

Revol	as defined in Schedule 11.1(h)(iii)

Scheduled Closing Date	as defined in clause 2.2

Scheme	as defined in clause 3.2(a)(iii)

Section 897	as defined in clause 10.3(b)(vii)

Securities	as defined in clause 1.2(b)

Securities Act	as defined in clause 8.9(d)(iv)

Seller	has the meaning given in recital 1

Seller Group	as defined in clause 7.1(a)

Seller’s Bank Account	as defined in clause 21.1

Seller’s Closing Events	as defined in clause 10.2(b)

Seller’s Guarantees	as defined in clause 11.1

Seller’s Lending Banks	as defined in clause 8.8

Seller Records	as defined in clause 20.2

Senior Credit Agreement	as defined in clause 1.2(a)

Senior PECs	as defined in clause 1.1(b)(ii)

Service Provider	as defined in clause 11.1(i)(iii)

Shareholder Instruments	as defined in clause 1.1(b)(iii)

Shareholder Intercompany	as defined in clause 1.2(f)

Shareholder Intercompany Amount	as defined in clause 1.2(f)

Signing Date	as defined in (B) of the recitals

so far as the Seller is aware	as defined in clause 11.4

Target Companies	as defined in (E) of the recitals

Target Companies Shares	as defined in clause 11.1(b)(v)

Target Company Director	as defined in clause 18.2(c)

Target Pension Schemes	as defined in clause 11.1(i)(xii)

Tax or Taxes	means (i) any taxes within the meaning of Section 3 of the German Tax Code (Abgabenordnung – Steuern und steuerliche Nebenleistungen) including but not limited to any taxes on income, capital gain, gross receipts, property, production, license, excise, net worth, franchise, capital, employment, and withholding taxes, VAT (as defined below) as well as solidarity surcharges, social security contributions and any other taxes or public duties, levies, imposts, fines, penalties, or charges, together with any interest, and additions relating to any of the aforementioned listed items, under the laws of the Federal Republic of Germany or any other jurisdiction, (ii) any of the aforementioned listed items imposed as a secondary liability (Haftungsschuld) by any governmental authority in charge of imposing or determining the relevant tax, and (iii) any liability for the payment of any such item listed in (i) or (ii) above as a result of any obligations to indemnify or otherwise assume or succeed to such liability or any other person, and including any interest, penalties and additions attributable thereto or to any return

Termination Fee	as defined in clause 6.4

Third Party Claim	as defined in clause 12.8

Third Party Right	as defined in clause 8.3(l)

Time Limitations	as defined in clause 13.1

TMD	as defined in Schedule 11.1(h)(ii)

Training Plan Submission	as defined in Schedule 11.1(d)(iii)

Transaction Documents	means this Agreement, the Evenex SPA and the Evenex Note

TSA	as defined in clause 8.3(h)

UK PSRs	as defined in Schedule 11.1(d)(i)

Unconditional Date	as defined in clause 5.7

VAT	means value added tax or any sales or turnover tax, together with any interest, charges or additions relating thereto in the Federal Republic of Germany or any equivalent tax under the laws of any other jurisdiction

Vendor Factbooks	as defined in clause 12.3(e)(iii)

WPRH	as defined in Schedule 8.3(b)

WPRI	as defined in Exhibit 7.1

RECITALS

(A)	The Seller is the sole shareholder of WP Roaming III S.à r.l., a limited liability company incorporated under the laws of Luxembourg with its registered office at 15, rue Edmond Reuter, L-5326 Contern, Grand Duchy of Luxembourg, and registered with the Registre de Commerce et des Sociétés in Luxembourg under B109535 (the Company).

(B)	At the time of signing of this Agreement (as defined in recital (C) below) (the Signing Date), the Company holds directly or indirectly those participations in the capital and voting rights of certain entities as set out in Exhibit (B) (together with the Company the MACH Group or MACH and each company a MACH Group Company). The MACH Group is a provider of hub-based mobile communication exchange, fraud management and revenue protection solutions. It offers data and financial clearing solutions for wireless roaming and operates the open connectivity roaming hub Link2One.

(C)	The Seller intends to sell and transfer to the Purchaser, and the Purchaser intends to purchase and acquire from the Seller, upon the terms and conditions of this sale and purchase agreement (the Agreement) all shares in the Company, all preferred equity certificates (whether convertible or not) issued by the Company and, subject to the Evenex Closing (as defined in clause 1.2(e) below) occurring, the obligation to pay under the Evenex Note (as defined in clause 1.2(e) below) (the Proposed Transaction).

(D)	Part of the MACH Group are (i) Evenex ApS, a company incorporated under the laws of Denmark with its registered office at Blokken 9, 3460 Birkerød, Denmark and registered in Central Business Register under number 33776349 (Evenex ApS), and (ii) its wholly-owned subsidiary Evenex AS, a company incorporated under the laws of Norway with its registered office at Stortingsgata 8, 0161 Oslo, Norway and registered in the Companies Register under number 983190871 (Evenex AS and together with Evenex ApS the Evenex Companies) which deliver procurement and invoice workflow applications, digital connections, and Electronic Data Interchange (EDI) solutions (Evenex Business). The sole shareholder of Evenex ApS is MACH Denmark ApS, an indirect subsidiary of the Company incorporated under the laws of Denmark with its registered office at c/o Dan Net ApS, Blokken 9, 3460 Birkerød, Denmark and registered in the Central Business Register under number 27980570 (MACH Denmark).

(E)	The Seller is interested in selling the Evenex Companies, but the Purchaser is not interested in acquiring the Evenex Companies. The Seller therefore intends to procure the sale and transfer of the Evenex Companies as soon as possible to a third party. The Parties agree that if such a sale and transfer to a third party cannot be completed by the Closing (as defined in clause 5.1 below), MACH Denmark shall sell and transfer the Evenex Companies to the Seller as part of Closing (each such sale an Evenex Disposal). The MACH Group Companies except for the Evenex Companies are hereinafter referred to as Target Companies. The Parties agree that the Evenex Disposal shall have the effects on the Proposed Transaction including the consideration due by the Purchaser to the Seller as set out in more detail in this Agreement.

NOW, THEREFORE, the Parties agree as follows:

1. CORPORATE STRUCTURE

1.1	The Company

(a)	The Seller legally and beneficially owns 177,185 shares with a nominal value of EUR 50 (in words: Euro fifty) each (the MACH Shares) representing 100% (in words: one hundred per cent.) of the issued share capital of the Company.

(b)	The Seller further legally and beneficially owns:

(i)	1,557,669 Class A, 2,788,831 Class B, 235,825 Class C, 340,592 Class F and 137,119 Class G convertible preferred interest-bearing equity certificates with a nominal value of EUR 50 (in words: Euro fifty) each (the CPECs) issued by the Company;

(ii)	950,000 Class E senior preferred interest-bearing equity certificates with a nominal value of EUR 50 (in words: Euro fifty) (the Senior PECs) issued by the Company; and

(iii)	1,940,000 interest-bearing instruments and 318,401 Class B, 167,822 Class C and 66,204 Class D preferred interest-bearing equity certificates, each with a nominal value of EUR 50 (in words: Euro fifty) (the PECs, and together with the CPECs and the Senior PECs and all accrued but unpaid interest on the PECs, CPECs and Senior PECs up to but excluding the Closing Date, the Shareholder Instruments) issued by the Company.

1.2	Financing Agreements, Securities

(a)	The Company and certain of its subsidiaries are parties to a senior credit agreement dated 3 May 2007 between, among others, the Company and Société Générale as facility agent and security agent as amended and restated on 21 June 2007 and further amended and restated on 26 February 2010 (the Senior Credit Agreement) and related financing documentation including a priority agreement and security agreements.

(b)	Some of the MACH Group Companies have granted certain securities to, amongst others, Société Générale in its capacity as security agent under the Senior Credit Agreement and to other holders of its debt for borrowed money under the Finance Documents (the Securities) including those as set forth in Exhibit 1.2(b).

(c)	The Company is furthermore a party to a 1992 ISDA Master Agreement and related Schedule dated 12 May 2010 with IKB International S.A. as well as related IRS confirmations with a start date 30 June 2010 and maturity date 30 June 2012 and notional amount, for the euro term loans, from EUR 260,708,725 decreasing to EUR 249,291,031 and, for the US dollar term loans, from USD 75,162,280 decreasing to USD 68,834,824.

(d)

MACH ApS, a company incorporated under the laws of Denmark with its registered office at Blokken 9, 3460 Birkerød, Denmark and registered in the Central Business Register under number 10352282, as lender, and Evenex ApS, as borrower, have on 18 July 2011 entered into an inter-company loan agreement (the Evenex Loan) with an outstanding principal loan amount of EUR 1,070,000 (in words: Euro one million and seventy thousand) and also have in place an inter-company loan with an outstanding principal loan amount of

EUR 1,688,814.18 (in words: one million six hundred eighty eight thousand eight hundred fourteen Euro and eighteen Cent). MACH S.à r.l., a limited liability company incorporated under the laws of Luxembourg with its registered office at 15, rue Edmond Reuter, L-5326 Contern, Grand Duchy of Luxembourg, and registered with the Registre de Commerce et des Sociétés in Luxembourg under B89824 (MACH S.à r.l.), as lender, and Evenex ApS, as borrower, have in place an inter-company loan with an outstanding principal loan amount of EUR 219,627.44 (in words: two hundred nineteen thousand six hundred twenty seven Euro and forty four Cent). MACH Mobile Solutions Private Limited (formerly known as Transcibernet India Private Limited), as lender, and Evenex ApS, as borrower, have in place an inter-company loan with an outstanding principal loan amount of EUR 383,218.78 (in words: three hundred eighty three thousand two hundred eighteen Euro and seventy eight Cent) (the Evenex Loan and the intercompany loans mentioned in this clause 1.2(d) including the Evenex Loan collectively the Evenex Intercompanies). The Evenex Loan Amount shall be an amount equal to EUR 1,391,000 (in words: one million three hundred and ninety one thousand Euro). All references in this clause 1.2(d) to outstanding principal loan amount means the outstanding principal loan amount as of 31 May 2012.

(e)	With effect from closing (the Evenex Closing) of the sale and purchase agreement relating to the sale of the issued share capital of Evenex ApS in the form set out in Exhibit 1.2(e) to be entered into by MACH Denmark (as seller) and the Seller (as purchaser) (the Evenex SPA) prior to Closing, MACH Denmark shall have the right to the receivable in the form set out in Annex 1 to the Evenex SPA to be entered into between MACH Denmark and the Seller pursuant to the Evenex SPA, together with all accrued but unpaid interest thereon as of the Closing Date (the Evenex Note).

(f)	WP Roaming Holdings, S.A., as borrower, and WP Roaming I S.à r.l., as lender, have in place an intercompany loan agreement (the Shareholder Intercompany) with an outstanding principal loan amount of EUR 1,695,000 (in words: one million six hundred ninety five thousand Euro) (the Shareholder Intercompany Amount) as of 31 May 2012.

2. SALE AND PURCHASE

2.1	The Seller, pursuant to the terms and conditions of this Agreement, hereby sells with commercial effect (mit wirtschaftlicher Wirkung) as of 31 December 2011 (the Locked Box Accounts Date) and undertakes to: (i) assign (abtreten) the MACH Shares and the Shareholder Instruments; and (ii) subject to the Evenex Closing occurring, transfer the obligation to pay under the Evenex Note, in each case, on the Scheduled Closing Date (as defined in clause 2.2 below) or the Delayed Closing Date (as defined in clause 10.5) (if later) or the Repeated Closing Date (as defined in clause 6.2(c)) (as applicable) as part of the Closing Events (as defined in Clause 10.2 below), with in rem effect (mit dinglicher Wirkung) as of the Closing Date (as defined in clause 10.1 below), to the Purchaser.

2.2	The Scheduled Closing Date shall be:

(a)	the fifth (5th) Business Day (as defined in clause 29.1 below) after the day on which the last of the Closing Conditions (as defined in clause 5.1 below) has been satisfied, or waived; or

(b)	if the Marketing Period has not ended on the fifth (5th) Business Day after the day on which the last of the Closing Conditions has been satisfied, or waived:

(i)	a date during the Marketing Period specified by the Purchaser on not less than three (3) Business Days written notice to the Seller; or

(ii)	the third Business Day following the final day of the Marketing Period,

(subject in each case to the fulfillment or waiver of all of the Closing Conditions as of the date determined pursuant to this clause 2.2(b)); or

(c)	any other Business Day agreed in writing between the Parties, which is after the day on which the last of the Closing Conditions has been satisfied, or waived.

2.3	The Purchaser, upon the terms and conditions of this Agreement, hereby purchases from the Seller and undertakes to accept on the Scheduled Closing Date or the Delayed Closing Date (if later) or the Repeated Closing Date (as applicable) the assignment of the MACH Shares, the Shareholder Instruments and (subject to the Evenex Closing occurring), the payable under the Evenex Note by way of assumption in accordance with clause 2.1 above and to pay the consideration therefor in accordance with clause 10.2 below.

2.4	The sale and transfer of the MACH Shares shall include all rights and claims pertaining to the MACH Shares, including the right to receive all dividends for financial years (Geschäftsjahre) commencing on or subsequent to 1 January 2012 and prior financial years, in each case to the extent such dividends have not been distributed prior to or on the Closing Date. For the avoidance of doubt, (i) the provisions of the preceding sentence shall be without prejudice to the no leakage undertaking of the Seller pursuant to clause 7.2 below and any other provision of this Agreement restricting the payment of dividends by the Target Companies prior to the Closing Date and (ii) economic ownership within the meaning of the German Abgabenordnung or the Luxembourg Steueranpassungsgesetz in, and beneficial ownership for US federal income tax purposes of, the MACH Shares, the Shareholder Instruments and (subject to the Evenex Closing occuring) the payable under the Evenex Note shall only be transferred as of the Closing Date.

3. PRICE

3.1	Subject to clause 4 below, the consideration for the sale of the MACH Shares, the Shareholder Instruments and, subject to the Evenex Closing occurring, the payable under the Evenex Note, by the Seller to the Purchaser shall be the payment by the Purchaser, at Closing (as defined in clause 5.1 below) of:

(a)	an amount equal to (i) EUR 172,661,878 (in words: Euro one hundred and seventy two million, six hundred and sixty one thousand, eight hundred and seventy eight) (the Base Amount) in respect of the MACH Shares, the Shareholder Instruments and, subject to the Evenex Closing occurring, the payable under the Evenex Note; less (ii) an amount equal to the sum of all Deduction Items and Leakage, in each case as set out in the Preliminary Calculation, if any, plus (iii) an amount equal to the sum of all Capital Injections, as set out in the Preliminary Calculation, if any (together, the MACH Price); and

(b)	an amount of EUR 250,000 (in words: Euro two hundred and fifty thousand) per month from and including the Locked Box Accounts Date up to but excluding the Closing Date, calculated for any partial months elapsed pro-rata temporis on the basis of the actual number of days elapsed (together with the MACH Price, the MACH Consideration).

3.2	Deduction Items:

(a)	Deduction Items shall mean the following items, in each case to the extent that they: (i) do not constitute Permitted Items as set out in Exhibit 3.2; (ii) have not been permitted by the

Purchaser in writing (which permission expressly states that such matters constitute Permitted Items) to the Seller; or (iii) have not been included as deduction items in the equity bridge set out in Exhibit 3.2(a) (the Equity Bridge):

(i)	any costs, financial penalties (including increased interest payments) or pre-payment or other fees paid by any Target Company after the Locked Box Accounts Date, increased interest payment obligations or other payment obligations outstanding under the Finance Documents, accrued or contingent, as of the Closing Date and in each case resulting from, or in connection with, any covenant breaches prior to and including the Closing Date, or waivers or curing thereof, under the Finance Documents;

(ii)	any payments (in cash or in kind) made after the Locked Box Accounts Date by any Target Company, or any obligations or liabilities of any Target Company, accrued or contingent as of the Closing Date to pay to transaction advisers, brokers, finders, consultants, investment banks, lawyers or other advisers for services rendered in connection with the Proposed Transaction (save for any costs, payments, expenses, obligations or liabilities incurred by the Target Companies in connection with the Target Companies’ or the Seller’s compliance with clauses 8.9 to 8.11 or to be borne by the Purchaser in accordance with clause 8.14);

(iii)	any payments (in cash or in kind) made after the Locked Box Accounts Date by any Target Company of, or any obligations or liabilities of any Target Company, accrued or contingent as of the Closing Date to pay any exit, change of control, transaction, retention or similar bonuses to board members, directors, officers or employees of any Target Company (including any wage taxes, wage withholding taxes and social security contributions related to any of the foregoing) in connection with the Proposed Transaction to the extent they are not part of, or in connection with, the management retention bonus scheme of the Target Companies known as the “MLT Retention Bonus Scheme” existing at the date of this Agreement (the Scheme) (for the avoidance of doubt including wage taxes, wage withholding taxes and social security contributions related to the Scheme);

(iv)	any payments (in cash or in kind) made after the Locked Box Accounts Date by any Target Company, or any obligations or liabilities of any Target Company, accrued or contingent as of the Closing Date resulting from or in connection with the restructuring at MACH ApS pursuant to the framework agreement entered into in January 2012; or

(v)	any payments (in cash or in kind) made after the Locked Box Accounts Date by any Target Company, or any obligations or liabilities of any Target Company, accrued or contingent as of the Closing Date in relation to the settlement or determination of the arbitration proceedings in relation to the Claims (as defined in clause 15.2) but excluding the AAT Dubai Claim (as defined in clause 15.2) to the counterparties of such proceedings which in aggregate exceed EUR 2,000,000 (in words: Euro two million).

The Deduction Items shall include the amount of any Tax incurred by the Target Companies that would not have been triggered but for the items described in paragraphs (i) through (v) of this clause 3.2(a) to the extent that such Tax has been assessed (or will be assessed which is to be proved by the Purchaser by a “should” level expert opinion). The Purchaser shall and shall procure, to the extent permitted by law, that the Target Companies (i) notify the Seller of any Tax that would not have been triggered but for the Deduction Items in writing and promptly (unverzüglich) after having become aware that such Tax has been or will on the basis of the expert opinion be assessed and in any event not later than ten (10) days after having received a respective Tax assessment or expert opinion; and (ii) contest upon and in accordance with instructions of the Seller (and at the expense of the Seller) any such Tax. If the Purchaser fails to comply with the obligations set forth in this clause 3.2(a) the Seller shall not be liable for the respective Tax in connection with a Deduction Item, unless and to the extent that the Purchaser proves that the respective Tax would have been, or will be, triggered notwithstanding the Purchaser’s failure to so comply. Clause 12.7 shall apply mutatis mutandis.

(b)	The Seller shall no later than four (4) Business Days prior to the Scheduled Closing Date, the Delayed Closing Date or the Repeated Closing Date (as applicable) submit to the Purchaser a good-faith preliminary calculation (including an estimate for the outstanding time period until the Closing Date) prepared with the care of a prudent business man of the Deduction Items, Leakage and Capital Injections (as defined in clause 3.3 below) specifying in reasonable detail the underlying facts and circumstances of such Deduction Items, Leakage and Capital Injections (each including supporting documentation) (the Preliminary Calculation). In case of manifest errors, the Purchaser shall notify the Seller without undue delay but no later than three (3) Business Days prior to the Scheduled Closing Date, the Delayed Closing Date or the Repeated Closing Date (as applicable) and the Seller shall resubmit a calculation in good faith two (2) Business Days prior to Closing, in which case such corrected calculation shall constitute the Preliminary Calculation. The MACH Price payable on Closing shall be determined on the basis of the Preliminary Calculation and shall be subject to the post-closing adjustment set forth below.

(c)	After Closing has occurred, the Purchaser shall be entitled to further review the Preliminary Calculation and raise objections, specifying in reasonable detail the reasons for such objections, if any, within a period of ninety (90) calendar days following the Closing Date. If and to the extent, Deduction Items, Leakage or Capital Injections are not objected to by the Purchaser within the aforementioned time period, their calculation will be binding on the Parties. If and to the extent the Parties reach agreement with respect to the objections raised by the Purchaser, the calculation of the Deduction Items, Leakage and Capital Injections as agreed shall be final and binding on the Parties. If and to the extent that the Seller and the Purchaser cannot reach agreement on the relevant disputed Deduction Items, Leakage or Capital Injections, the Purchaser and the Seller may refer the dispute to such individual at a firm of chartered accountants of international repute as the Purchaser and the Seller may agree in good faith or, failing such agreement within fifteen (15) Business Days, to such independent firm of chartered accountants of international repute in Frankfurt am Main as the President of the Institute of Chartered Accountants in Dusseldorf (Institut der Wirtschaftsprüfer in Deutschland e.V.) may, on the application of either the Seller or the Purchaser, nominate (the Expert), on the basis that the Expert is to make a decision on the dispute and the amount of the disputed Deduction Items, Leakage and Capital Injections with final and binding effect save in the case of fraud, manifest error, and further save that the decisions of the Expert in respect of each of the items in dispute may not fall outside the positions of the Parties (together with all non-disputed or agreed Deduction Items, Leakage and Capital Injections, the Binding Calculation) and notify the Purchaser and the Seller of its decision within ten (10) Business Days of receiving the reference or such longer reasonable period as the Expert may determine. The difference between the Preliminary Calculation and the Binding Calculation shall be settled within five (5) Business Days as of the date of determination of the Binding Calculation by (i) the Purchaser paying the difference to the Seller if the Binding Calculation is less than the Preliminary Calculation; or (ii) the Seller paying the difference to the Purchaser if the Binding Calculation is more than the Preliminary Calculation, in each case without set-off or counterclaim and in immediately available funds.

(d)	Each party shall bear its own costs with respect to the finalization of the Deduction Items, Leakage and Capital Injections. The costs of the Expert shall be borne by the Parties as set out below. In any reference to the Expert in accordance with the foregoing paragraphs: (i) the Expert shall act as an expert and not as an arbitrator; (ii) shall be directed to determine any dispute by reference to the accounting policies, principles, practices, bases and methodologies that were used for the purposes of preparing, and reflected in the Locked Box Accounts; (iii) the decision of the Expert shall, in the absence of fraud or manifest error, be final and binding on the Purchaser and the Seller; (iv) the costs of the Expert shall be paid by the Seller and the Purchaser as determined by the Expert in accordance with the principles set out in sec. 91 et seq of the German Code of Civil Procedure (Zivilprozessordnung, ZPO); and (v) each of the Seller and the Purchaser shall respectively provide or procure the provision to the Expert of all such information as the Expert shall reasonably require.

(e)	No amount of Leakage shall be taken into account in the Binding Calculation to the extent that such amount of Leakage is the subject of a claim that has been raised pursuant to clause 7.

(f)	All claims of either the Purchaser or the Seller pursuant to this clause 3.2 shall become time barred (verjähren) on the date falling twelve (12) months after Closing, provided that claims pursuant to this clause 3.2 with respect to Taxes shall become time barred six (6) months after the respective Tax assessment has become final and binding, non-appealable (unanfechtbar) and unchangeable. The provisions of this clause 3.2 are subject to the limitations set out in clause 13 below with the exception of clauses 13.3, 13.4 and 13.5 below. Clause 13.2 below shall apply.

3.3	For the purposes of this Agreement, Capital Injection shall mean (i) any amount of funding or capital contributed, subscribed in or paid to any Target Company (regardless of the form or structure of such funding or capital including by way of the allotment or issue of shares of the Company (in which case the definition of MACH Shares contained in clause 1.1(a) of this Agreement shall be deemed to include such new shares for all purposes under this Agreement as from the earlier of (x) the date of the Capital Injection or (y) the date of the issuance of new shares or equivalent action under other applicable laws), any capital contribution to the share capital or reserves of any Target Company) by the Seller or any other member of the Seller Group; or (ii) a dividend distribution or other return of capital from Evenex ApS to any Target Company, in each case between the date of this Agreement and the Closing Date (each inclusive), and in each case, in cash. The Seller shall notify the Purchaser in writing promptly (and in any event prior to the Unconditional Date) following the making of any Capital Injection (together with reasonable details of any such Capital Injection).

3.4	Subject to clause 4 below, upon Closing, the MACH Consideration shall be satisfied by the Purchaser paying:

(a)	an amount equal to the MACH Consideration less an amount equal to EUR 20,000,000 (in words: Euro twenty million) (the Escrow Amount) to the Seller (or as the Seller may direct) in accordance with clause 21 below; and

(b)	the Escrow Amount to the Escrow Agent (as defined in clause 17.1 below), which shall be held subject to the terms of this Agreement.

3.5	The MACH Consideration shall be due for payment (fällig) and payable (zahlbar) on the Scheduled Closing Date, the Delayed Closing Date or the Repeated Closing Date (as defined in clause 6.2(c) below) (as applicable).

3.6

The Purchaser shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any provision of US or non-US federal, state or local Tax law and to request any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

3.7	Any payment made in satisfaction of a liability arising under any guarantee or undertaking or indemnity given by the Seller to the Purchaser under this Agreement or any guarantee or undertaking given by the Purchaser to the Seller under this Agreement shall be treated as an adjustment of the MACH Consideration to the extent of such payment.

3.8	No later than ten (10) Business Days prior to Closing, the Seller shall notify the Purchaser of the final allocation of the MACH Consideration as between the MACH Shares and the Shareholder Instruments (excluding any adjustments to be made pursuant to clause 10.2(a)(ii)), which allocation shall follow the following principles:

(a)	EUR 1 (in words: Euro one) to be allocated to the MACH Shares; and

(b)	an amount equal to the remainder of the MACH Consideration to be allocated to the Shareholder Instruments (such amount to be allocated amongst the Shareholder Instruments in accordance with their relative rankings).

4. DEPOSIT

On the first Business Day after Signing, the Purchaser shall in view of its payment obligations under this Agreement vis-à-vis the Seller pay to the Seller, or upon Seller’s instruction to an Affiliate of the Seller (including any fund managed or advised by Warburg Pincus International LLC), as a deposit an amount of EUR 30,000,000 (in words: Euro thirty million) (such amount being exclusive of VAT in the case that the payment is made to the Seller; and provided that the Seller or its Affiliate shall bear applicable VAT, if any, in case payment is made to an Affiliate of the Seller) (the Deposit). The Deposit shall be credited against (i) the payment obligations of the Purchaser set out in clause 6 below, or (ii) the Purchaser’s obligation to pay the MACH Consideration. For the avoidance of doubt, this means that in case of (i) a recission or other termination of this Agreement, or (ii) Closing (as defined in clause 5.1 below) taking place, the Purchaser shall only be obliged to pay to the Seller the difference between the Deposit paid to the Seller and the amount then due as Termination Fee (as defined in clause 6.1 below) or MACH Consideration, as the case may be.

5. CONDITIONS TO CLOSING

5.1	The closing (Vollzug) of the transactions contemplated under this Agreement (the Closing) pursuant to clause 10 below shall be conditional on the following conditions precedent (aufschiebende Bedingungen) (the Closing Conditions) having been satisfied or waived by Notice in writing (provided that the Closing Conditions remain fulfilled or waived on the Closing Date) in accordance with the terms of this Agreement:

(a)	To the extent that the Proposed Transaction constitutes a concentration falling within the scope of Council Regulation 139/2004 (as amended) (the Regulation), the European Commission (the Commission) taking a decision (or being deemed to have taken a decision, e.g. because of the lapse, expiration or termination of the applicable waiting periods) under Article 6(1)(b) or, if the Commission has initiated proceedings pursuant to Article 6(1)(c), under Article 8 of the Regulation declaring the Proposed Transaction as compatible with the common market.

(b)	In the event and to the extent that the Proposed Transaction does not constitute a concentration falling within the scope of the Regulation but falls under the merger control jurisdiction of the Member States of the European Union (save the United Kingdom) and of any State that is a member of the European Free Trade Association that forms part of the European Economic Area, the competition authorities of those Member States or States shall have taken a decision (or being deemed to have taken a decision, e.g. because of the lapse, expiration or termination of the applicable waiting periods) equivalent to a decision by the Commission under Article 6(1)(b) or Article 8 of the Regulation anticipated in clause (a) above.

(c)	The competition authorities of Brazil, Colombia, Jersey, Taiwan and the Ukraine shall have taken a decision (or being deemed to have taken a decision, e.g. because of the lapse, expiration or termination of the applicable waiting periods) equivalent to a decision by the Commission under Article 6(1)(b) or Article 8 of the Regulation anticipated in clause (a) above.

(d)	No other Relevant Competition Authority (as defined in clause 5.2(a)) has prohibited, restrained or enjoined the Closing by way of formal injunction (which is continuing), or has commenced proceedings to prohibit, restrain or enjoin the Closing of the transactions contemplated by this Agreement.

(clauses (a) to (d) inclusive together being the Anti-Trust Conditions)

5.2	The Purchaser shall:

(a)	have sole responsibility for obtaining, in a timely manner, all consents, approvals or avoiding prohibition, injunction, applications for an injunction to restrain the closing of the Proposed Transaction by or from any competition authority of the jurisdictions set out in Exhibit 5.2(a) (each a Relevant Competition Authority and together the Relevant Competition Authorities) and shall, at its own cost, take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy or procure the satisfaction of the Anti-Trust Conditions, including without limitation offering, accepting and/or agreeing undertakings, conditions and/or commitments including divestments with any Relevant Competition Authority, by a date that would permit Closing to occur no later than on the date which is the date twelve (12) months after the Signing Date less five Business Days (the Longstop Date) provided that, notwithstanding the foregoing or any other provision of this Agreement, the Purchaser shall not be required to offer, agree and accept a remedy that would constitute substantially unacceptable economic hardship (im Wesentlichen unzumutbare wirtschaftliche Härte) for purposes of this clause;

(b)	make any necessary filings, notifications, submissions or correspondence to the applicable Relevant Competition Authority in a timely manner;

(c)	promptly provide the Seller and its legal counsel with drafts of any filings, notifications, submissions or correspondence (other than correspondence of a purely administrative nature) which it intends to make to any Relevant Competition Authority and give the Seller a reasonable opportunity to comment upon such drafts (provided that the Purchaser and the Seller shall not be obliged to disclose to each other any commercially sensitive information relating to their own businesses otherwise than through their legal counsels on a “counsel to counsel” basis);

(d)	engage in other communications of a substantive and material nature with any Relevant Competition Authority with respect to the Proposed Transaction and the matters referred to in this clause 5 only after having consulted with the Seller or its respective legal counsel in advance (and taking into account, as far as reasonably practicable, any reasonable comments and requests of the Seller and its respective legal counsel); and

(e)	where permitted by any applicable Relevant Competition Authority, offer to the Seller the option to nominate persons (including but not limited to their respective legal counsel) to attend and participate in all meetings, and participate in all telephone or other conversations (other than those of a purely administrative nature) with the Relevant Competition Authority in question, where practicable having given the Seller sufficient advance notice of such meetings or telephone calls to allow them to attend.

5.3	The Seller shall between the date of this Agreement and the Closing Date only enter into bi-lateral communications or interactions of any kind with any Relevant Competition Authority in relation to the transactions contemplated hereby with the prior consent of the Purchaser (other than that of a purely administrative nature) and in particular provide to the Purchaser and its legal counsel with drafts of any filings, notifications, submissions or correspondence (other than correspondence of a purely administrative nature) which it intends to make to any Relevant Competition Authority in relation to the transactions contemplated hereby for its review and consent (provided that the Seller shall not be obliged to disclose to the Purchaser any commercially sensitive information relating to its own business otherwise than through its legal counsel on a “counsel to counsel” basis).

5.4	The Purchaser shall procure that any co-operation from its shareholders that would be necessary or desirable in connection with the satisfaction of the Anti-Trust Conditions is given promptly to it and to the Seller (as appropriate) and the Seller shall procure that any co-operation from its shareholders that would be necessary or desirable in connection with the satisfaction of the Anti-Trust Conditions is given promptly to it and to the Purchaser (as appropriate).

5.5	The Seller and its shareholders shall provide the Purchaser with any and all such reasonable assistance that the Purchaser may request in procuring satisfaction of the Anti-Trust Conditions, including providing any Relevant Competition Authority with any necessary information and documents reasonably required for the purpose of making any submissions, notifications and filings to any such Relevant Competition Authority.

5.6	The Anti-Trust Conditions may only be waived by the Purchaser by Notice to the Seller, as defined in clause 25.1.

5.7	The Seller and the Purchaser shall each notify the other in writing without undue delay (unverzüglich) upon becoming aware that any of the Anti-Trust Conditions have been satisfied or will definitively (endgültig) not be satisfied. The first Business Day on or by which all Closing Conditions have been satisfied (or waived in accordance with clause 5.6 above) is the Unconditional Date.

6. TERMINATION RIGHTS AND TERMINATION FEE

6.1	Unless otherwise terminated, this Agreement shall automatically terminate (with this clause 6, however, remaining in full force and effect notwithstanding the termination) immediately following any of the following events taking place:

(a)	if (i) any Relevant Competition Authority blocks or injuncts the Proposed Transaction for whatever reason (including if the European Commission adopts a decision under Article 8 (3) of the Regulation blocking the Proposed Transaction), unless the Anti-Trust Conditions with regard to this Relevant Competition Authority have been waived in accordance with clause 5.6 above, or (ii) the Anti-Trust Conditions are not satisfied or waived on the Longstop Date;

(b)	if the Insolvency Situation subsists on the Delayed Closing Date (as defined in clause 10.5 below) (which for the avoidance of doubt can be no later than the Longstop Date); or

(c)	if the Marketing Period has not completed by the Longstop Date.

6.2	If:

(a)	on the Scheduled Closing Date, the Delayed Closing Date (if later) or the Repeated Closing Date (as applicable), the Purchaser’s Closing Events (as defined in clause 10.2(a) below) have not taken place, or have not been duly waived, the Seller shall, without prejudice to any other claims or rights the Seller may have in such case, solely in its own discretion be entitled to rescind (zurücktreten) this Agreement with effect for both Parties, provided, however, that the right to rescind (zurücktreten) this Agreement under this sub-clause shall not be available to the Seller if the Seller was on the Scheduled Closing Date, the Delayed Closing Date (if later) or the Repeated Closing Date (as applicable), either: (i) not present at the Closing Venue (as defined in clause 10.1 below); or (ii) not ready and in a position to deliver the documents referred to in clause 10.2(b), (on the assumption that the payment by or on behalf of the Purchaser of the Discharge Amount as set forth in clause 10.2(a)(i) and of the other amounts as set forth in clause 10.2(a)(ii), in each case, would have been made on Closing and also subject to the Purchaser being prepared to deliver the assumption agreement referred to in clause 10.2(a)(iii) on Closing);

(b)	on the Scheduled Closing Date, the Delayed Closing Date (if later) or the Repeated Closing Date (as applicable), the Seller’s Closing Events have not taken place (on the assumption that the payment by the Purchaser of the Discharge Amount as set forth in clause 10.2(a)(i) would have been made on Closing), or have not been duly waived, the Purchaser shall, without prejudice to any other claims or rights the Purchaser may have in such case, solely in its own discretion be entitled to rescind (zurücktreten) this Agreement with effect for both Parties, provided, however, that the right to rescind (zurücktreten) this Agreement under this sub-clause shall not be available to the Purchaser if the Purchaser was on the Scheduled Closing Date, the Delayed Closing Date (if later) or the Repeated Closing Date (as applicable), either: (i) not present at the Closing Venue; or (ii) not ready and in a position to comply with its obligations in accordance with clause 10.2(a) (subject to the agents and the Seller’s Lending Banks referred to in clause 10.2(b)(i) below being prepared to deliver the confirmations referred to in clause 10.2(b)(i) and the Seller being prepared to deliver the transfer agreements and the assumption agreement referred to in clause 10.2(b)(ii) and the confirmation of receipt referred to in clause 10.2(b)(iii) on Closing); or

(c)	the Deposit is not, or not fully, paid by the Purchaser to the Seller on the first Business Day after Signing, the Seller shall solely in its own discretion be entitled to rescind (zurücktreten) this Agreement with effect for both Parties, provided that in the case of each of paragraphs (a) or (b) above, the Parties shall first be obligated to consummate the Closing on the day that is five (5) Business Days after the Scheduled Closing Date or the Delayed Closing Date (if later) (the Repeated Closing Date), and a Party entitled to rescind this Agreement pursuant to paragraph (a) or (b) above, as the case may be, shall only be entitled to do so if the requirements of paragraph (a) or (b) above, as the case may be, are also fulfilled on such Repeated Closing Date, provided further that the Repeated Closing Date shall be the last Business Day prior to the Longstop Date if it would otherwise fall on or beyond the Longstop Date.

(d)	In the event a Party elects in accordance with this clause 6.2 to rescind the Agreement, such Party will effect such rescission by way of written Notice to the other Party.

6.3	In the event of:

(a)	a termination of this Agreement pursuant to clause 6.1, neither Party (nor any of their respective Affiliates nor the Purchaser’s Lenders) shall have any claim under this Agreement of any nature whatsoever against the other Party (or any of their respective Affiliates or the Purchaser’s Lenders); or

(b)	a rescission of this Agreement pursuant to clause 6.2, neither Party (nor their respective Affiliates nor the Purchaser’s Lenders) shall have any claim under this Agreement of any nature whatsoever against the other Party (or any of their respective Affiliates or the Purchaser’s Lenders) other than any breaches of this Agreement (including any such breaches which gave rise to the relevant Party having the right to rescind this Agreement) occurring prior to the rescission, in each of the cases referred to in the preceding paragraphs (a) and (b), and except that (i) clause 4 above (Deposit), this clause 6 (Termination Rights and Termination Fee), clauses 22 through 31 below and the right of the Seller to receive the Termination Fee in accordance with this clause 6 shall survive any termination or rescission, and (ii) nothing herein shall relieve either Party from liability for any intentional (vorsätzlich) breach of this Agreement or fraud occurring prior to a termination or rescission.

6.4	In all cases of a rescission or termination of this Agreement, the Purchaser shall pay to the Seller or the Seller’s nominee a termination fee in the amount of EUR 60,000,000 (in words: Euro sixty million) (the Termination Fee), provided that the amount of the Termination Fee shall be reduced to EUR 30,000,000 (in words: Euro thirty million) if, but only if, the Purchaser has rescinded this Agreement pursuant to clause 6.2(b). For the avoidance of doubt, (i) the obligation of the Purchaser to pay the Termination Fee is not dependent upon the Purchaser having breached any of its obligations under this Agreement and (ii) in all cases of a termination or rescission of this Agreement pursuant to this clause 6, subject to clause 6.3 above, the payment to the Seller of the Termination Fee shall be the Seller’s exclusive remedy. The afore-mentioned amounts of the Termination Fee are exclusive of VAT, if any, in case payment is made to the Seller. In case payment is made to a nominee of the Seller, the Seller or its nominee (to be procured by the Seller) shall bear applicable VAT, if any.

6.5	The Termination Fee shall be due for payment (fällig) within five (5) Business Days of the termination or rescission of this Agreement having become effective. For the avoidance of doubt, the Deposit in an amount of EUR 30,000,000 (in words: Euro thirty million) paid by the Purchaser in accordance with clause 4 above shall be credited against any payment obligations of the Purchaser pursuant to this clause 6.

7. NO LEAKAGE UNDERTAKING

7.1	Leakage means:

(a)	any payment of any dividend (in cash or in kind), withdrawal of profit or other distribution, transfer of any funds, assets or benefits corresponding economically to a distribution or withdrawal (including by way of assuming any guarantee or similar instrument), or payment of any fees by any of the Target Companies (except to other wholly owned Target Companies) in each case to, or to the benefit of, the Seller or any of its Affiliates (for the avoidance of doubt including the Evenex Companies) excluding the Target Companies (together with the Seller the Seller Group), or any return by repayment of its paid-up share capital (whether by repayment as a consequence of reduction of share capital, redemption or repurchase of shares or otherwise) to the Seller Group;

(b)	any entering into, amendment or consummation of any transaction of any kind between a Target Company and a member of the Seller Group that results in any payment or transfer of funds, assets or benefit by any Target Company to (including without limitation granting or increase of loans, transfers of any funds, assets or benefits, sales, provision of goods and services, gifts, granting of indemnifications, supplies or intra-group trading) a member of the Seller Group (other than performance of the TSA (as defined in clause 8.3(h) below) in accordance with its contractual terms as of the date of this Agreement or in respect of the Evenex Loan), or any waiver of any amounts owed to any of the Target Companies by any member of the Seller Group, in each case, other than an arm’s length terms transaction between any Target Company and any ‘portfolio company’ (as such term is commonly understood among institutional private equity fund investors) of any fund managed or advised by Warburg Pincus International LLC relating to agreements for goods and services directly related to the business operations of any Target Company (i.e. in particular excluding management service agreements or arrangements similar therewith);

(c)	any payment by any Target Company of interest on, or repayment of principal of, any indebtedness owed by any Target Company to a member of the Seller Group; and

(d)	any incurring of an obligation or liability, accrued or contingent, or entering into any agreement resulting in any of the afore-mentioned, by any Target Company with respect to any of the above,

in each case, save for any of the items (i) set out in Exhibit 7.1 (Permitted Leakage); (ii) that have been permitted by the Purchaser in writing (which permission expressly states that such matters constitute Permitted Leakage) to the Seller; or (iii) that have been included as deduction items in the Equity Bridge.

7.2	The Seller hereby undertakes to the Purchaser to procure that during the period as from the date of this Agreement until and including the Closing Date, no Leakage shall occur and confirms that no Leakage has already occurred as from the Locked Box Accounts Date until and including the date of this Agreement.

7.3	The Seller hereby undertakes to the Purchaser that if there has been any Leakage during the period from the Locked Box Accounts Date until and including the Closing Date, which is not taken into account in the Preliminary Calculation or does not give rise to a payment claim of the Purchaser pursuant to the last sentence of clause 3.2(c), then the Seller shall, following Closing, indemnify the Purchaser, or at the Purchaser’s direction any Target Company, on a Euro for Euro after Tax basis from and against any such obligation, liability or damage resulting from or in connection with any such Leakage (such term for the purpose of this Agreement at all times includes, for the avoidance of doubt, incurring of any Tax by any Target Company that would not have been triggered but for the Leakage to the extent that such Tax has been assessed (or will be assessed which is to be proved by the Purchaser by a “should” level expert opinion)). The Purchaser shall and shall procure, to the extent permitted by law, that the Target Companies (i) notify the Seller of any Tax that would not have been triggered but for the Leakage in writing and promptly (unverzüglich) after having become aware that such Tax has been or will, on the basis of the expert opinion, be assessed and in any event not later than ten (10) days after having received a respective Tax assessment or expert opinion; and (ii) contest upon and in accordance with instructions of the Seller (and at the expense of the Seller) any such Tax. If the Purchaser fails to comply with the obligations set forth in this clause 7.2 the Seller shall not be liable for the respective Tax in connection with the Leakage, unless and to the extent that the Purchaser proves that the respective Tax would have been, or will be, triggered notwithstanding the Purchaser’s failure to so comply. Clause 12.7 shall apply mutatis mutandis.

7.4	All claims of the Purchaser pursuant to this clause 7 shall become time barred (verjähren) on the date falling twelve (12) months after Closing, provided that claims pursuant to this clause 7 with respect to Taxes shall become time barred six (6) months after the respective Tax assessment has become final and binding, non-appealable (unanfechtbar) and unchangeable. The provisions of this clause 7 are subject to the limitations set out in clause 13 below with the exception of clauses 13.3, 13.4 and 13.5 below. Clause 13.2 below shall apply.

7.5	The Seller shall not be liable for and the Purchaser shall not be entitled to bring any claim: (i) in the case of a claim for a Deduction Item, in relation to Leakage; or (ii) in the case of a claim for Leakage, in relation to a Deduction Item.

8. PRE-CLOSING SELLER UNDERTAKINGS

8.1	During the period between the Signing Date and the Closing Date (as defined in clause 10.1 below), Seller shall procure, to the extent within its power as a (direct or indirect) shareholder or any other steps within its power, that the Target Companies conduct their respective businesses in the ordinary and normal course of business and in a manner substantially consistent with past practice and in respect of the Target Companies listed in Exhibit 8.1 (the Material Target Companies) use all efforts that can reasonably be expected to maintain all governmental authorizations and licenses necessary for the conduct of their respective businesses.

8.2	Prior to the Closing Date, the Seller shall enter into and shall procure that MACH Denmark enters into, the Evenex SPA.

8.3	Without prejudice to the generality of the foregoing, to the extent within its power as a (direct or indirect) shareholder or any other steps within its power and to the extent permitted by law (including but not limited to any relevant merger control laws), for the period between the Signing Date and the Closing Date (as defined in clause 10.1 below), the Seller shall procure that the Target Companies shall, except as otherwise contemplated in this Agreement or with the prior consent of the Purchaser, such consent, if any, to be given in text form (Textform) pursuant to Section 126b of the German Civil Code (Bürgerliches Gesetzbuch - the BGB) and not to be unreasonably withheld or delayed (and in any event, the decision of the Purchaser regarding the granting of the consent to be rendered within five (5) Business Days from the receipt of a request for consent describing the underlying matter and circumstances in reasonable detail), not:

(a)	adopt, amend or terminate any mid- or long-term business policy or strategy of any of the Target Companies which in any case results in a fundamental change of the business of any of the Target Companies;

(b)	issue or allot, acquire (including subscription for), dispose or redeem any share capital, convertible or exchangeable securities, or any similar interest (except (i) to another wholly owned Target Company; (ii) as set out in Exhibit 8.3(b); or (iii) pursuant to a Capital Injection);

(c)	amend or otherwise alter the articles of association or partnership agreements, as the case may be, of any Target Company;

(d)	enter into, amend or terminate any agreement with any Seller or any other member of the Seller Group, other than on arms length terms transactions between any Target Company and any ‘portfolio company’ (as such term is commonly understood among institutional private equity fund investors) of any fund managed or advised by Warburg Pincus International LLC relating to agreements for goods and services directly related to the business operations of any Target Company (excluding management service agreements or arrangements economically similar thereto);

(e)	(i) amend or terminate (other than for “cause”) an employment agreement with a Key Employee (as defined in clause 11.1(i)(i) below) or enter into, amend or terminate (other than for “cause”) any agreement with an employee of any Target Company not employed on the date of this Agreement but which belongs to a hierarchy level represented in the group of the Key Employees or (ii) loan or advance any money or other property to, or grant any equity or equity-based awards to, any board member, director, employee or other service provider, or any affiliate thereof, of any of the Target Companies;

(f)	save in respect of the bonuses under the Scheme, make changes in terms of employment or establish or increase any employee benefits (including any pension fund commitments) other than in the ordinary and normal course of business of the respective Target Company in accordance with past practice, or establish, adopt, enter into or amend any Company Plan or company benefit plan or other arrangement that would be a Company Plan if it were in existence as of the date of this Agreement;

(g)	make any single material capital expenditure in excess of EUR 500,000 (in words: Euro five hundred thousand) in the individual case or EUR 1,000,000 (in words: Euro one million) per annum, except for expenditures (i) already approved in any budget of the Target Companies provided such budget is consistent with the information documents on financial matters prepared by Ernst & Young and dated 6 February 2012 (volume 1.1), 6 March 2012 (volume 1.3) and 5 April 2012 (volume 1.4) disclosed in the electronic data room operated by Ansarada Pty Limited (the Data Room), (collectively the Relevant Budget); and (ii) such expenditure is incurred at arm’s length terms and conditions;

(h)	make any variation or amendment to the transitional services agreement dated 18 July 2011 between Evenex ApS and MACH ApS, as amended on 22 March 2012 (the TSA), which variation or amendment would result in the TSA becoming more onerous for MACH ApS (other than any full or partial termination of the TSA in connection with a full or partial disposal of the shares or assets of the Evenex Business);

(i)	make any acquisition or disposal regarding any asset (including, for the avoidance of doubt, any internal restructuring or other transfer of any asset between Target Companies) in excess of EUR 250,000 (in words: Euro two hundred and fifty thousand) in the individual case, other than in the ordinary and normal course of business of the respective Target Company at arm’s length terms and conditions;

(j)	make any acquisition or disposal of any company, business, business line or business segment, in each case for an amount in excess of EUR 500,000 (in words: Euro five hundred thousand) in the individual case;

(k)	other than in the ordinary and normal course of business of the respective Target Company: (i) abandon, sell, assign, dispose or grant any security interest in, to or under any of the Target Companies’ Owned IP, IP Licenses or IT Assets (as defined in clause 11.1(h)(iv) below); (ii) grant to any third party or amend any license with respect to any of the Target Companies’ Owned IP; or (iii) disclose any confidential Owned IP (or any confidential information in relation to such Owned IP) to any person or entity, other than to employees of the Target Companies or to the Purchaser in connection with the Proposed Transaction;

(l)	create any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, encumbrance of any kind, title retention or any other security agreement or arrangement, or any agreement to create any of the above (each a Third Party Right) over the shares or assets of any Target Company other than any rights and interests of the Seller in respect of the Evenex Companies pursuant to the Evenex SPA or any Third Party Rights in connection with an Evenex Disposal;

(m)	other than as explicitly contemplated in this Agreement, enter into or consummate any merger, spin-off, split-off, consolidation, conversion or similar corporate reorganization, material restructuring of any business (including lay off or dismiss by reason of redundancy any employees (other than any proposed layoffs or redundancies which have been disclosed the Purchaser prior to the date hereof or any layoffs or redundancies of less than 50 employees in any six-month period in the ordinary and normal course of business consistent with past practice of the respective Target Company) or implement any early retirement or separation program, or any program providing early retirement window benefits or announce or plan any such action or program for any future layoff with respect to a significant part of the workforce);

(n)	(i) discontinue or close any business segment, unit, operation or material facility; or (ii) engage in any business segment unrelated to the current business segment of the respective Target Company;

(o)	incur any incremental (zusätzliche) liability for borrowed money or other financial debt, accrued or contingent, of the respective Target Company or a third party (including granting of guarantees, sureties, letters of credit or other collateral) vis-à-vis any person other than another wholly owned Target Company in excess of EUR 250,000 (in words: Euro two hundred and fifty thousand) in aggregate, save that the Target Companies may draw down additional monies under the revolving credit facility up to a maximum total drawn amount of EUR 18,400,000 (in words: Euro eighteen million, four hundred thousand) the details of which are set out in Exhibit 8.3(o), under the Evenex Loan and under the Shareholder Intercompany;

(p)	make, change or revoke any Tax election (other than the making of any election to treat a Target Company as a disregarded entity for US federal income tax purposes); adopt or change any method of Tax accounting; file any amended Tax return; enter into any closing agreement; settle or compromise any Tax claim or assessment; surrender any right to claim a material refund of Taxes; consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment; or take any other similar action relating to the filing of any Tax return or the payment of any material Tax, in each case of or with respect to any Target Company;

(q)	make any change in any method of accounting or accounting practice or policy, other than those required by law;

(r)	save in respect of those court, arbitration or administrative proceedings as set out in items 1, 2 and 3 in Exhibit 8.3(r), initiate, settle, or terminate any court, arbitration or administrative proceedings involving amounts in dispute (excluding interest and costs, if any) in excess of EUR 500,000 (in words: Euro five hundred thousand) in the individual case; or

(s)	agree or commit to do any of the foregoing.

8.4

The obligations of this clause 8 shall however not restrict or prevent the Seller and/or any Target Company from taking any actions or steps (i) required to implement or effect the Proposed Transaction including, without limitation, any measures required under or in connection with the regulatory proceedings referred to in clause 5 above and any full or partial disposal of the shares or assets of the Evenex Business (including the execution of the Evenex SPA, but provided that this does not result in any ongoing obligations upon any Target Company), (ii) to prevent, avoid or cure any insolvency-related situation or to effect a Capital Injection, including for the purposes of avoiding an Insolvency Situation provided that, in relation to an insolvency situation, the Seller and/or any Target Company may not take any action if to do so would be a breach of the Senior Credit Agreement, (iii) to increase the principal amount that may be borrowed by Evenex ApS under the Evenex Loan, (iv) to make such amendments to the terms of the Evenex SPA as are necessary or desirable in order to effect a sale of all or any part of Evenex ApS to a third party provided that this does not result in any ongoing obligations upon any Target Company, (v) to increase the level of cover provided by any directors’ and officers’ liability insurance policies relating to any director or officer of any Target Company to a level suitable for a director or officer of an SEC registered company; or (vi) which would otherwise result in the relevant Target Company breaching applicable laws.

8.5	Any requests by the Company or the Seller for the Purchaser’s consent shall be addressed to the persons set forth in Exhibit 8.5 (the Contact Persons) by email and fax. The Purchaser’s consent shall be deemed given if and to the extent no response by email or fax is received by the Company or the Seller as the case may be within five (5) Business Days after receipt of the request for consent.

8.6	In the period between the Signing Date and the Closing Date, subject to any limitation under any applicable laws or regulations (including, without limitation, competition laws), the Seller shall, and shall to the extent within its power as a (direct or indirect) shareholder or any other steps within its power, procure that the Target Companies shall, grant the Purchaser reasonable access to (i) relevant business and financial information relating to the Target Companies as reasonably requested by the Purchaser (including any and all material Tax returns, Tax assessments or written correspondence with any Tax authorities, in each case to the extent such information is available in its final form or such final form can be obtained by the relevant Target Company upon exercising reasonable efforts) and (ii) management of the Target Companies (in both cases to the extent necessary to effect a seamless transition of the business) and cooperate with the Purchaser with respect to pre-closing matters (including with respect to the Seller’s obligations under clause 5.5 above), subject in all cases to suitable safeguards regarding the extent of disclosure and use of any such information to be agreed upon between the Purchaser and the Seller in good faith from time to time and provided that the Seller will not be required to disclose any commercially sensitive information unless such information is required solely to comply with its obligations under clause 5.5 above, in which case any such information may only be used for these purposes and may not be disclosed to anyone else and may be made available only on a counsel-to counsel-basis. Any information disclosed to the Purchaser under this clause 8.6 is subject to the confidentiality provision of this Agreement (clause 24 below) and any other more stringent confidentiality restrictions agreed from time to time when any commercially sensitive information is disclosed.

8.7	The Seller shall notify the Purchaser in writing of its good faith estimate of the Deduction Items, Leakage and Capital Injections (with reasonable details) on and as at the date which falls on or around the expiry of each three-month period commencing upon the Signing Date until Closing. Not less than four (4) Business Days prior to the Closing Date, the Seller shall notify the Purchaser in writing of the amount of the MACH Consideration.

8.8

The Seller and the Purchaser shall ensure that, on Closing, all debt and any hedging arrangements (including all principal and interest as well as any break or early termination fees or penalties and any other amounts) outstanding under or in respect of the Finance Documents, other than debt for borrowed money that is not under or in respect of the Senior Credit

Agreement or related hedging arrangements and is not to exceed EUR 1,500,000 (in words: Euro one million five hundred thousand) in the aggregate (the De Minimis Debt), (the Discharge Amount) is repaid to any person holding such debt for borrowed money under the Finance Documents (including, without limitation, any relevant finance parties and ancillary lenders under the Senior Credit Agreement) (the Seller’s Lending Banks) and that, in each case, all related guarantees and Securities are released.

For this purpose, the Seller shall procure that the Purchaser receives (i) without undue delay a draft of each discharge and release agreement (the Release Agreements), pursuant to which the agents (including any relevant agent and the security agent under the Senior Credit Agreement) or the Seller’s Lending Banks under any Finance Documents will approve the repayment or prepayment of the Discharge Amount and declare, subject to the timely receipt of a specified discharge amount (being specified in clause (ii) below for the Scheduled Closing Date plus daily interest in case payment occurs later) and in respect of which the principal amount repayable under the Finance Documents (excluding interest and any other fees, costs and expenses relating thereto) shall not exceed, as of the Closing Date, an amount of EUR 347,882,441.11 (in words: Euro three hundred and forty seven million, eight hundred and eighty two thousand, four hundred and forty one euros and eleven cents), and USD 88,802,673.94 (in words: U.S. dollars eighty eight million, eight hundred and two thousand, six hundred and seventy three dollars and ninety four cents), the discharge of all obligations, all liabilities and all amounts outstanding (both actual and contingent) of the Target Companies under or in respect of the Finance Documents (excluding the De Minimis Debt) and the release of all guarantees and Securities granted by the Target Companies or in respect of their equity interests and (ii) three (3) Business Days before the Closing Date a copy of each Release Agreement duly executed by the Seller’s Lending Banks or the agents under the relevant Finance Documents (including any relevant agent and the security agent under the Senior Credit Agreement), each acting at the direction of each of the Seller’s Lending Banks or for itself as the sole Seller’s Lending Bank under such Finance Document, and the relevant Target Companies together with, in respect of the Securities over the shares of the Company, any original documentation or certificates provided in respect of such Securities and, after the use of the Seller’s reasonable best efforts, in respect of each of the other Target Companies (other than the Company), any original documentation or certificates provided in respect of the shares of such entities to the extent required to effect the full release thereof. The Purchaser shall have the right to review and comment upon each draft of each Release Agreement, and the Seller shall give due consideration to and discuss with the Purchaser and its Representatives (as defined in clause 24.1(b) below) any comments submitted by the Purchaser.

8.9	Prior to Closing, the Seller shall, and shall cause the Company to, use its reasonable best efforts to, and shall use its reasonable best efforts to cause their respective Representatives to, provide to the Purchaser such cooperation (including, without limitation, with respect to timeliness) reasonably requested by the Purchaser to assist the Purchaser in causing the conditions in the Purchaser Commitment Letter (as defined in clause 9.1 below or as may be amended, restated, supplemented or otherwise modified) to be satisfied and such other cooperation as is otherwise necessary or reasonably requested by the Purchaser in connection with obtaining the Debt Funds (as defined in clause 9.1 below), including cooperation that consists of:

(a)	assisting in preparation for and participation in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, prospective lenders, legal counsel and investors;

(b)	providing customary authorization letters to the Purchaser’s Lenders (as defined in clause 9.1 below) authorizing the distribution of information to prospective lenders or investors;

(c)	executing and delivering, or procuring the delivery of, effective as of the Closing Date, any definitive financing documents, interest hedging arrangements, other certificates and documents and back-up thereto, and legal opinions as may be reasonably requested by the Purchaser or Purchaser’s Lenders (including consents of the Company’s accountants for use of their reports in any materials relating to the debt financing contemplated by clause 9.1 below);

(d)	providing the Purchaser and the Purchaser Lenders as promptly as reasonably practicable with the following financial and other information regarding the Target Companies:

(i)	audited (in accordance with either US Generally Accepted Auditing Standards (GAAS) or PCAOB GAAS) consolidated balance sheets and related statements of operations, equity and cash flows of the Target Companies (reflecting the Evenex Business as a discontinued operation) prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (IFRS) for the three most recently completed fiscal years ended at least one hundred (100) days before the Closing Date (provided that the Seller shall, and shall cause the Company to, use commercially reasonable efforts to provide such audited financial statements for the three most recently completed fiscal years ended at least ninety (90) days before the Closing Date) as well as a reconciliation to generally accepted accounting principles in the United States of America (GAAP) for each such year;

(ii)	unaudited consolidated balance sheets and related statements of operations, equity and cash flows of the Target Companies (reflecting the Evenex Business as a discontinued operation) for each subsequent fiscal quarter after the most recently completed fiscal year ended at least fifty (50) days (or in the case of fiscal quarter ending on June 30, 2012, sixty (60) days) before the Closing Date and for the comparable period of the prior fiscal year as well as a reconciliation to GAAP for each such period;

(iii)	an unaudited consolidated statement of income of the Target Companies (giving pro forma effect to the Evenex Disposals) as of and for the twelve (12) month period ending on the last day of the most recently completed four fiscal quarter period ended at least fifty (50) days (or, in the case of twelve (12) month period ending on June 30, 2012, sixty (60) days) before the Closing Date, including a reconciliation to GAAP;

(iv)	audit reports and business and other financial data of the type and to the extent required in a registered offering on Form S-1 of debt securities of the Purchaser (in connection with the Proposed Transactions) by Regulation S-X and S-K promulgated under the Securities Act of 1933, as amended (the Securities Act) (subject to exceptions customary for private placements pursuant to Rule 144A under the Securities Act for similar financings to the Debt Financing, which exceptions for the avoidance of doubt, shall include financial statements or information required by rules 3-09, 3-10 or 3-16 of Regulation S-X, Compensation Discussion and Analysis required by Regulation S-K Item 402(b)) or as otherwise necessary to receive from the Company’s independent accountants (and any other accountant to the extent financial statements audited or reviewed by such accountants are or would be included in the offering memorandum) customary “comfort” (including “negative assurance” comfort as would be appropriate under professional standards governing comfort letters) and, in the case of annual financial statements, the unqualified auditors reports thereon, together with drafts of customary comfort letters that such accountants are prepared to deliver upon the “pricing” of any high-yield bonds being issued in connection with or in lieu of the Debt Financing, with respect to the financial information to be included in the related offering memorandum; and

(v)	customary authorization letters contemplated by clause 8.8(b) above,

(all such information and documents in this clause (d) together with (i) any replacements or restatements thereof, and supplements thereto if any such information would go stale under Regulation S-X promulgated under the Securities Act); and (ii) if necessary, approval of the Company’s auditors to make customary use of applicable information in connection with the debt financing contemplated by clause 9.1 below (the Debt Financing) (the Required Information));

(e)	providing the Purchaser and the Purchaser’s Lenders as promptly as reasonably practicable with all other financial and non-financial information regarding the Target Companies as may be reasonably requested by the Purchaser in connection with the Debt Financing in connection with the preparation of the offering memorandum and/or the confidential information memorandum contemplated by the Purchaser Commitment Letter, including audit reports and business and other financial data of the type required under applicable filing requirements of the Purchaser or its Dependent Entities with the U.S. Securities and Exchange Commission (the SEC), including in a registered offering on Form S-1 of debt securities by Regulation S-X and S-K promulgated under the Securities Act (subject to exceptions customary for private placements pursuant to Rule 144A under the Securities Act for similar financings to the Debt Financing);

(f)	furnishing the Purchaser and the Purchaser Lenders promptly with all documentation and other information which any lender providing or arranging Debt Funds has reasonably requested and that such lender has determined is required by regulatory authorities in connection with the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act;

(g)	otherwise cooperating with the marketing efforts of the Purchaser and the Purchaser Lenders for any of the financing as reasonably requested (taking into account the Marketing Period) by the Purchaser or its Purchaser Lenders; and

(h)	using reasonable best efforts to cause the Company’s independent auditors to cooperate in connection with the Debt Financing.

8.10	The Seller shall or shall cause the Company to supplement the Required Information on a reasonably current basis to the extent that any such Required Information, to the knowledge of the Company, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading.

8.11	The Seller shall cause the Company to consent to the reasonable use of all of its logos, names, and trademarks in connection with the Debt Financing; provided, that such logos, names and trademarks shall be used solely in a manner that is not intended or reasonably likely to harm or disparage the Company, or its reputation or goodwill and on such other customary terms and conditions as the Company shall reasonably impose.

8.12

The Seller shall take all necessary steps (taking into account the available resources of the MACH Group Companies) to prepare and timely file, or cause to be prepared and filed, all federal, state, and local Tax returns in respect of the MACH Group Companies that are required to be filed (taking into account any applicable extensions validly obtained) on or before the Closing Date. The Seller shall deliver or cause to be delivered to the Purchaser a draft of each Tax return the Seller intends to file, for the Purchaser’s review, at least twenty (20) days prior to the due date, if any, for the filing of each such Tax return (taking into account any applicable extensions validly obtained), together with any additional information that the Purchaser may reasonably request. The Purchaser shall have the right to review and comment upon such Tax returns (or any amendments thereof) prior to the filing of such Tax return, and the Seller shall not unreasonably refuse to follow the comments submitted by the

Purchaser prior to the due date for the filing of such Tax returns (taking into account any applicable extensions validly obtained), provided such comments are in accordance with applicable Tax law. For the avoidance of doubt, the Purchaser shall prepare and file, or cause to be prepared and filed, all other Tax returns and shall not be required to share such Tax returns with, or solicit comments from, the Seller. Subject to anything contained in this Agreement, the Seller, on its own behalf and on behalf of its Affiliates (excluding the Target Companies) and to the extent permitted by applicable law, hereby waives any right to use, apply or otherwise receive the benefit of any Tax asset, including any net capital loss, net operating loss, foreign Tax credit, charitable contribution credit or research and development credit, of any MACH Group Company. For the avoidance of doubt, the Seller on its own behalf and on behalf of its Affiliates and the Affiliates on their own behalf may use any Tax attributes (in particular any Tax loss carry forward and net operating losses) to offset any gain arising from the Evenex Disposal.

8.13	Nothing in clauses 8.9, 8.10 or 8.11 above shall require (i) the cooperation of the Seller, the Company or their respective Representatives to the extent it would interfere unreasonably with the business or operations of the Seller, the Company or their respective direct and indirect subsidiaries; (ii) except as contemplated by clause 8.9(b) above, the Seller or the Company or any of their respective direct or indirect subsidiaries to enter into any agreement or other document with respect to the Debt Financing that would be effective prior to the Closing Date; and (iii) the Seller, the Company or any of their respective direct or indirect subsidiaries to take any action that would subject it or any of them to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with obtaining the Debt Financing or any of the foregoing, prior to the Closing Date to the extent such liability, cost, expense, fee, payment or indemnity is not subject to the indemnification and reimbursement obligations of the Purchaser in this clause 8.13. The Purchaser shall indemnify and hold harmless the Company, its direct and indirect subsidiaries and its and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by it or any of them in connection with the obtaining of the Debt Financing (including any action taken in connection with the obtaining of the Debt Financing in accordance with this clause 8), other than those addressed by and reimbursed pursuant to, clause 8.14 below, and any information utilized in connection therewith (other than information provided in writing expressly for use in connection with the Debt Financing by or on behalf of the Seller, the Company or any of their respective subsidiaries), other than to the extent any of the foregoing arises from (i) the willful misconduct, gross negligence, or material breach of this Agreement or (ii) any information provided by or on behalf of the Company or any of its Affiliates expressly for use in connection with the Debt Financing to the extent such information is the subject of any of the guarantees in clause 11 below and where such information would constitute a breach of any such guarantee. The Purchaser shall, promptly upon request by the Seller, reimburse the Seller or the Company for all documented and reasonable out-of-pocket costs and expenses (including advisers fees other than those addressed by and reimbursed pursuant to, clause 8.14 below) incurred by the Seller or the Company or their respective direct and indirect subsidiaries in connection with the cooperation of the Seller and the Company and their respective subsidiaries with the Debt Financing as contemplated by clauses 8.9, 8.10 and 8.11 above.

8.14	The Purchaser shall bear an amount equal to fifty (50) per cent. of all documented and reasonable out-of-pocket costs and expenses (including advisers’ fees) incurred by the Target Companies and the Evenex companies in relation to the tax advice as regards the Proposed Transaction including the Evenex Disposal.

8.15	Prior to Closing, the Seller shall: (i) cause each Target Company created or organized under non-US law (other than WP Merger IV S.à r.l., Link2One, AEIE, MACH FZ-LLC, Cibernet Limited, TransCibernet Cyprus Limited and MACH Mobile Solution private limited, India) to validly elect to be disregarded as a separate entity for US federal income tax purposes as of a date that is at least thirty (30) days before the Closing Date; and (ii) provide to the Purchaser, copies reasonably acceptable to the Purchaser, of the relevant completed and filed IRS Forms 8832 demonstrating that each Target Company has made such election.

9. PRE-CLOSING PURCHASER UNDERTAKINGS

9.1

(a)	In respect of the Debt Financing, Barclays Bank PLC, Deutsche Bank Trust Company Americas, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Credit Suisse AG, Credit Suisse Securities (USA) LLC and Goldman Sachs Bank USA (the Purchaser’s Lenders) have entered into a commitment letter (the Purchaser Commitment Letter), pursuant to which, upon the terms and subject to the conditions set forth therein, each of the Purchaser’s Lenders has committed severally and not jointly to lend or otherwise finance on or prior to the Closing Date up to the respective amount specified in the Purchaser Commitment Letter (the aggregate amount of such funds, the Debt Funds, and together with other funds available to the Purchaser, the Funds) (including pursuant to one or more private placements of notes as contemplated therein). The Purchaser has delivered to the Seller true and complete copies, as of the date of this Agreement, of the executed Purchaser Commitment Letter and redacted versions of the related fee letter (the Fee Letter and, together with the Purchaser Commitment Letter, the Debt Financing Letters). Copies of the Debt Financing Letters are attached as Purchaser Schedule 9.1(a). The Debt Financing Letters have not been amended or modified prior to the date of this Agreement (provided that the existence or exercise of the “flex” provisions contained in the Fee Letter shall not constitute an amendment or modification of the Debt Financing Letters) and, as of the date of this Agreement, the respective commitments contained in the Purchaser Commitment Letter have not been withdrawn or rescinded in any respect. The Purchaser has fully paid or caused to be paid any and all commitment fees or other fees in connection with the Debt Financing Letters that are due and payable on or prior to the date hereof, and shall continue to pay or cause to be paid any and all such fees that are due and payable on or prior to the Closing Date, and as of the date hereof each of the Debt Financing Letters are in full force and effect and constitute the legal, valid, binding and enforceable obligations of the Purchaser and, to the best knowledge of the Purchaser, each of the other parties thereto. As of the date hereof, there are no conditions precedent or other contractual contingencies related to the funding of the full amount of the Debt Funds other than as expressly set forth in the Debt Financing Letters.

(b)	As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser or, to the best knowledge of the Purchaser, any other party thereto under any of the Debt Financing Letters.

9.2	The copy of the Purchaser’s Credit Agreement (the Credit Agreement) as filed with the SEC as Exhibit 10.1 to Form 8-K on April 26, 2012 and indenture (the Indenture) governing its 9.125% Senior Notes due 2019 as filed with the SEC as Exhibit 4.1 to Form S-4 on August 18, 2011 are true and complete copies of such documents as of the date of this Agreement. The Purchaser shall not amend or modify the terms of the Credit Agreement or the Indenture in any way that would adversely affect in any material respect the ability of the Purchaser or its subsidiaries to obtain the financing contemplated by the Purchaser Commitment Letter.

9.3	The Purchaser shall not replace, amend or otherwise modify the Debt Financing Letters without the prior written consent by the Seller; provided that the Purchaser may replace or amend or otherwise modify the Debt Financing Letters without the prior written consent of the Seller:

(a)	to add or replace lenders, lead arrangers, book runners or similar entities; or

(b)	to otherwise amend, modify or replace the Debt Financing Letters, so long as such amendment, modification or replacement does not adversely affect, in any material respect, the ability of the Purchaser or its subsidiaries to obtain the Debt Funds contemplated by the Purchaser Commitment Letter;

except in each case, any amendment, modification or replacement that would have the effect of:

(i)	reducing the aggregate committed amount of the Debt Funds; or

(ii)	imposing new or additional conditions, or otherwise expanding, amending or modifying any of the conditions, to the receipt of the Debt Funds in a manner that would reasonably be expected to:

(A)	prevent or delay the Closing;

(B)	make the funding of the Debt Funds (or satisfaction of the conditions to obtaining the Debt Funds) less likely to occur; or

(C)	extend or permit extension of the Marketing Period.

The Purchaser shall promptly notify the Seller of any replacement of, or material amendment or modification to, the Debt Financing Letters (or any replacement letters).

9.4	The Purchaser shall, subject to the terms of this Agreement (including clauses 8.8 and 8.9 above), at the Purchaser’s sole expense, use reasonable best efforts (taking into account the anticipated timing of the Marketing Period) to:

(a)	satisfy in all material respects, on a timely basis, all conditions applicable to the Purchaser set forth in the Debt Financing Letters (or any replacement letters) that are within its control (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information described in clause 8.9 and 8.10 above);

(b)	maintain in effect the Debt Financing Letters (or any replacement letters) in accordance with the terms and subject to the conditions thereof, subject to the Purchaser’s replacement, amendment and modification rights set forth in clause 9.3 above;

(c)	enter into definitive agreements with respect to the Purchaser Commitment Letter (or any replacement letter) on the terms and conditions (including the flex provisions) contemplated thereby (or on terms no less favorable to the Purchaser than the terms and conditions (including the flex provisions) in the Purchaser Commitment Letter (or the applicable replacement letter));

(d)	upon satisfaction or waiver of the conditions set forth in the Debt Financing Letters, consummate the Debt Financing on or prior to the Closing Date; and

(e)	respond accurately and in good faith to the Seller’s reasonable inquiries with respect to all material activity concerning the status or attainment of the Debt Financings provided that any such responses shall be subject to any customary confidentiality obligations to which they are subject.

9.5	If at any time prior to the Closing Date, the Purchaser Commitment Letter shall expire or terminate for any reason or any committed lender under the Purchaser Commitment Letter notifies the Purchaser in writing that such party no longer intends to provide the portion of the financing contemplated by such Purchaser Commitment Letter (in either case, for reasons other than due to failure of a condition to the consummation of the Debt Financing resulting from a breach of any guarantee or covenant of the Seller set forth in this Agreement) and such portion is reasonably required to fund the amounts contemplated to be paid by the Purchaser pursuant to this Agreement, (A) the Purchaser shall notify the Seller promptly, and in any event within five (5) Business Days thereafter and (B) the Purchaser shall use reasonable best efforts to arrange alternative debt financing, including from alternative sources, on terms and conditions (including flex provisions) that are no less favourable to the Purchaser and its Affiliates than those contained in the Purchaser Commitment Letter, in an amount such that the aggregate funds that would be available to the Purchaser on the Closing Date under such alternative financing (together with other funds available to the Purchaser, including cash on hand) will be sufficient to pay amounts required by this Agreement to be paid by the Purchaser on the Closing Date, and to obtain a new financing commitment letter with respect to such alternative financing, which shall replace the then existing Purchaser Commitment Letter, a true and complete copy of which shall be promptly provided to the Seller.

9.6	For the avoidance of doubt, the failure of the Purchaser to enter into definitive financing documents contemplated by the Purchaser Commitment Letter (or any substitution of such letters) or the failure of the Purchaser’s Lenders to make available the Debt Funds, vis à vis the Purchaser, shall not relieve the Purchaser from its obligations under this Agreement, including any of its payment obligations.

10. CLOSING

10.1	Closing shall take place at the offices of Freshfields Bruckhaus Deringer LLP, Bockenheimer Anlage 44, 60332 Frankfurt am Main, Germany (the Closing Venue), commencing at 9 a.m. CET on the Scheduled Closing Date or the Delayed Closing Date (if later) or the Repeated Closing Date (as applicable). The Closing Date shall be the day on which all, and not only some, of the Closing Events (as defined in clause 10.2 below) shall have taken place or shall have been duly waived.

10.2	At the Closing, the Parties shall simultaneously (Zug um Zug) take the following actions (the Closing Events):

(a)	the Purchaser shall:

(i)	pay for the account of the relevant Target Companies: (i) the relevant portion of the Discharge Amount directly to the agent for the Seller’s Lending Banks under the Senior Credit Agreement; and (ii) as the relevant Target Companies direct, to the relevant Seller’s Lending Banks (or to the relevant agent on their behalf) the relevant portion of the Discharge Amount for the discharge of any other debt for borrowed money held by any Seller’s Lending Banks, in each case as calculated and otherwise in accordance with the relevant Release Agreement; and

(ii)	in accordance with clauses 3 and 4 above:

(A)	pay to the Escrow Agent the Escrow Amount;

(B)	pay to the Seller (or as the Seller may direct) in the case that clause 3.4 above applies, the MACH Consideration less the Deposit and the Escrow Amount; provided that, if on the Closing Day the amount outstanding under the Evenex Intercompanies (if any) is:

(aa)	more than the Evenex Loan Amount, the MACH Consideration shall be decreased by an amount equal to the difference between such amount outstanding and the Evenex Loan Amount; or

(bb)	less than the Evenex Loan Amount, the MACH Consideration shall be increased by an amount equal to the difference between such amount outstanding and the Evenex Loan Amount, and provided that, if on the Closing Date the amount outstanding under the Shareholder Intercompany (if any) is:

(cc)	more than the Shareholder Intercompany Amount, the MACH Consideration shall be decreased by an amount equal to the difference between such amount outstanding and the Shareholder Intercompany Amount; or

(dd)	less than the Shareholder Intercompany Amount, the MACH Consideration shall be increased by an amount equal to the difference between such amount outstanding and the Shareholder Intercompany Amount, as a consequence of which (as applicable) the Evenex Intercompanies and the Shareholder Intercompany shall be deemed to be repaid in full; and

(iii)	deliver to the Seller an assumption agreement duly executed by the Purchaser regarding the transfer of the payable under the Evenex Note from the Seller to the Purchaser,

(together the Purchaser’s Closing Events); and

(b)	the Seller shall:

(i)	deliver to the Purchaser a written confirmation by each of:

(A)	the agent under the Senior Credit Agreement and any other agent under any Finance Document or, in the case any Seller’s Lending Bank is the sole holder of debt under any Finance Documents, such Seller’s Lending Bank, if applicable, confirming the receipt of the relevant portion of the Discharge Amount as contemplated by the relevant Release Agreement; and

(B)	the security agent under the Senior Credit Agreement and any other security agent or, in the case any Seller’s Lending Bank is the sole holder of debt under any Finance Documents, such Seller’s Lending Bank, if applicable, confirming the release of all of the Securities as contemplated by the relevant Release Agreement;

(ii)	deliver to the Purchaser duly executed transfer agreements into the name of the Purchaser in respect of all the MACH Shares and the Shareholder Instruments as well as an assumption agreement duly executed by the Seller regarding the transfer of the payable under the Evenex Note from the Seller to the Purchaser; and

(iii)	deliver to the Purchaser a confirmation of receipt by the Company of a notification in substantially the form set out in Exhibit 10.2(b)(iii)

(together, the Seller’s Closing Events).

10.3	At Closing:

(a)	the Purchaser shall also:

(i)	deliver to the Seller a copy of a resolution (certified by a duly appointed officer as true and correct) of the board and/or supervisory board (as necessary to provide valid authorization) of directors and/or managers of the Purchaser (or, if required by the law of its jurisdiction or the memorandum or articles of association, by-laws or equivalent constitutional documents (the Constitutional Documents), of its shareholders) authorizing the execution of and the performance by the relevant company of its obligations under this Agreement and each of the other Transaction Documents to be executed by it;

(ii)	deliver to the Seller any required documents in connection with the appointment of the new managers of the Company to replace any resigning directors (the Replacement Directors) as of the Closing;

(iii)	deliver evidence to the Seller of the valid existence or issuance of the D&O Insurance (as defined in clause 19 below) purchased in accordance with clause 18.2(b) below; and

(iv)	procure that the Evenex Intercompanies and the Shareholder Intercompany, in each case to the extent held by Target Companies be duly and validly transferred to the Purchaser and then repaid in accordance with clause 10.2(a)(ii)(B); and

(b)	the Seller shall also:

(i)	procure that the Evenex Closing (to the extent it has not occurred prior to Closing) takes place and that the Evenex Intercompanies and the Shareholder Intercompany, in each case to the extent held by the members of the Seller Group be duly and validly transferred to the Seller and then repaid in accordance with clause 10.2(a)(ii)(B);

(ii)	deliver to the Purchaser resignation letters and other required documents effecting the resignation as of Closing of those, if any, of the Target Companies’ directors and/or managers, as appropriate, as the Seller shall have specified to the Purchaser by written notice at the latest twenty (20) Business Days prior to the Scheduled Closing Date;

(iii)	deliver to the Purchaser a copy (certified as true and correct by a manager) of a resolution of the sole shareholder of the Company authorizing, subject to Closing taking place, the appointment of the Replacement Directors;

(iv)	deliver to the Purchaser a copy (certified as true and correct by a manager) of a resolution of the sole shareholder of the Company approving, subject to Closing taking place, the transfer of the Shares to the Purchaser and the Purchaser as new shareholder of the Company;

(v)	deliver to the Purchaser a copy (certified as true and correct by a manager) of a resolution of the board of managers of the Seller authorizing the execution of and the performance by the Seller of its obligations under this Agreement and each of the Transaction Documents to be executed by it;

(vi)	deliver to the Purchaser the shareholder register of the MACH Shares;

(vii)	deliver a properly executed statement signed by MACH Americas, Inc. to the effect that all issued and outstanding shares of stock of MACH Americas, Inc. are not “United States real property interests” within the meaning of Section 897 of the Code (as defined in clause 18.5 below) (Section 897), and a properly executed statement signed by CB Holdings, Inc. to the effect that all issued and outstanding shares of stock of CB Holdings, Inc. are not “United States real property interests” within the meaning of Section 897, in each case as of Closing; and

(viii)	deliver to the Purchaser the registers of the Shareholder Instruments; and

(c)	the Seller and Purchaser shall also execute a closing protocol confirming the due fulfillment of the Closing Conditions and the due performance, or waiver, as the case may be, of all Closing Events.

10.4	All documents and items delivered at Closing pursuant to clause 10.2 above shall be held by the recipient to the order of the person delivering the same until such time as Closing shall be deemed to have taken place. Simultaneously with:

(a)	delivery of all documents and all items required to be delivered at Closing pursuant to clause 10.2 above (or waiver of the delivery of it by the person entitled to receive the relevant document or item); and

(b)	receipt of an electronic funds transfer to the Seller’s Bank Account in immediately available funds of the amounts referred to in clause 10.2(a)(ii) above,

the documents and items delivered in accordance with clause 10.2 above shall cease to be held to the order of the person delivering them and Closing shall be deemed to have taken place.

10.5	If there is an Insolvency Situation on the Scheduled Closing Date or the Repeated Closing Date (as applicable), the Scheduled Closing Date or the Repeated Closing Date (as applicable) shall be delayed by twenty (20) Business Days (such delayed Scheduled Closing Date or Repeated Closing Date (as applicable) is referred to as the Delayed Closing Date), provided that neither the Scheduled Closing Date nor the Repeated Closing Date (as applicable) can be extended to beyond the Longstop Date.

11. SELLER’S GUARANTEES

11.1	The Seller hereby guarantees, subject to any limitations contained in this Agreement, in particular the remedies (clause 12 below), the time limitations (clause 13.1 below), the exclusion of de minimis claims (clause 13.3 below), the deductible (clause 13.3 below) and the liability cap (clause 13.4 below), by way of an independent guarantee (selbständiges Garantieversprechen) pursuant to Section 311 (1) BGB that the statements set forth in (a) through (j) are true and correct as of the Signing Date and – only as regards the statements set forth in (a) and (b)(i) to (b)(vii) – as of the Closing Date (or such other specific date set out in any guarantee), and except as set out in the schedules and exhibits to this Agreement (collectively the Seller’s Guarantees):

(a)	Enforceability

The Transaction Documents constitute – assuming due and valid authorization of any execution by the Purchaser – a legally binding obligation of the Seller, enforceable under German law against Seller in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to or affecting the rights of creditors generally.

(b)	The Seller, the MACH Shares

(i)	Authorizations. The Seller has obtained all corporate authorizations and (other than to the extent relevant to the Anti-Trust Condition) all other governmental, statutory and regulatory or third-party consents required for it to enter into and perform its obligations under this Agreement and/or any other Transaction Document and the execution and performance of this Agreement and any other Transaction Document do not and will not (x) breach any provisions of its articles of association, by-laws or any constitutional documents, or (y) (subject, where applicable, to the fulfillment of the Anti-Trust Condition) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree, judgment of any court, arbitral tribunal or any governmental or regulatory authority and not related proceedings are pending or threatened in writing against the Seller.

(ii)	Except as disclosed in Schedule 11.1(b)(ii), each of the Seller, the Company and the Target Companies are validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation and has all corporate powers and authority to conduct its business as conducted.

(iii)	The MACH Shares constitute the whole of the issued share capital of the Company. All MACH Shares are fully paid-in, non-assessable (keine Nachschusspflicht), have not been (deemed) repaid or refunded (whether openly or concealed) and, except for the Securities which will be discharged upon repayment of the Discharge Amount by the Purchaser at Closing, the Seller is or will at Closing be: (A) the sole legal and beneficial owner of the MACH Shares free from all Third Party Rights and there are no rights or claims of third parties for the granting of such rights or for the transfer of the MACH Shares; and (B) entitled to transfer or procure the transfer of the MACH Shares on the terms of this Agreement. Other than the Shareholder Instruments, there are no securities of the Company convertible or exchangeable for shares in the Company and there are also no trust agreements, sub-participations or other agreements having a comparable economic effect exist with respect to the MACH Shares or the profits of the Company. Other than in respect of the Shareholder Instruments, the Company has no obligation to issue, and no third party has a right to acquire or otherwise receive from the Company, any shares in the Company or securities convertible or exchangeable for such shares.

(iv)	The Seller will at Closing be: (A) the sole legal and beneficial owner of the Share holder Instruments and the sole debtor of the payable under the Evenex Note free from all Third Party Rights and there are no rights or claims of third parties for the granting of such rights or obligation or for the transfer of the Shareholder Instruments or the payable under the Evenex Note; and (B) entitled to transfer or procure the transfer of the Shareholder Instruments and of the payable under the Evenex Note, each on the terms of this Agreement and the Shareholder Instruments constitute all of the shareholder instruments of the Company. The Shareholder Instruments constitute the whole of the issued equity certificates of the Company. No trust agreements, sub-participations or other agreements having a comparable economic effect exist with respect to the Shareholder Instruments or the payable under the Evenex Note. The Company has no obligation to issue, and no third party has a right to acquire or otherwise receive from the Company, any shareholder instruments in the Company and no third party has a right to acquire the payable under the Evenex Note, other than the Purchaser.

(v)	Except for the Securities which will be discharged upon repayment of the Discharge Amount by the Purchaser pursuant to clause 10.2(a)(i) at Closing, the shares and partnership interests held indirectly by Seller in the Target Companies (the Target Companies Shares) (x) are legally and beneficially solely owned by the Target Companies as set out in Exhibit (B), (y) are fully paid-in, non-assessable (keine Nachschusspflicht), have not been (deemed) repaid or refunded (whether openly or concealed) and (z) are free from all Third Party Rights and there are no rights or claims of third parties for the granting of such rights or for the transfer of the Target Companies Shares. There are no securities of any of the Target Companies convertible or exchangeable for shares in any of the Target Companies and also no trust agreements, sub-participations or other agreements having a comparable economic effect exist with respect to the Target Companies Shares or the profits of the Target Companies. None of the Target Companies has an obligation to issue, and no third party has a right to acquire or otherwise receive from any Target Company, any shares in any Target Company or securities convertible or exchangeable for such shares.

(vi)	No member of the Seller Group has entered into any agreement whereby any person (other than a Target Company) has the right (exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital in any Target Company.

(vii)	Other interests. No Target Company owns any shares in any company or other legal entity (other than another Target Company or, in the case of MACH Denmark, in Evenex ApS) and has not entered into any not yet consummated agreement to acquire any shares or interest in any other entity or to establish any other entity.

(c)	Financial Matters

(i)	The Locked Box Accounts. The audited consolidated accounts of the Company in respect of the twelve (12) month period ended on the Locked Box Accounts Date provided in the Data Room (the Locked Box Accounts):

(A)	have been prepared in accordance with the IFRS and in accordance with the laws of Luxembourg; and

(B)	give in all material respects a true and fair view of the state of affairs of the MACH Group on a consolidated basis and its consolidated assets and liabilities as at the Locked Box Accounts Date and of the results thereof for the financial year ended on the Locked Box Accounts Date.

(ii)	The Management Accounts. The Management Accounts of the Company for the Management Accounts Period were properly prepared in all material respects using accounting policies consistent with those adopted in the preparation of the Locked Box Accounts. The Management Accounts:

(A)	do not materially over state the value of the assets nor materially under state the liabilities of the Target Companies as at the dates to which they were drawn up; and

(B)	do not materially over state the profits or materially under-state the losses of the Target Companies in respect of the periods to which they relate.

(iii)	Position since Locked Box Accounts Date. Except as disclosed in Schedules 11.1(c)(iii)(A) and (B), since the Locked Box Accounts Date:

(A)	the Target Companies have carried on their business, in all material respects, in the ordinary and normal course of business substantially in line with past practice;

(B)	no Target Company has declared, authorized, paid or made any dividend or other distribution to any person outside of the Company and each of the other Target Companies, which are direct or indirect wholly owned Dependent Entities of the Company, nor has any Target Company reduced its paid up share capital; and

(C)	no Target Company has issued or agreed to issue any share or loan capital to any person outside of the Company and each of the other Target Companies, which are direct or indirect wholly owned Dependent Entities of the Company.

(d)	Regulatory Matters

(i)	Licences. Other than is set out in Schedules 11.1(b)(ii) and Schedule 11.1(d)(i), the Target Companies have all governmental, regulatory and other permits, licenses, authorizations, registrations and consents which are required by them under any applicable laws, statutes, directives, regulations, decrees, directions, orders, decisions or any undertaking or written assurance given to any Governmental Entity (as defined below) (the Legal Requirements) in order to operate their businesses as conducted, or planned to be conducted pursuant to the Business Plan, (the Permits), and no Permit has been cancelled, revoked or restricted by any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency, or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, including the European Union, (each a Governmental Entity), nor are there any circumstances which may reasonably be expected to result in any such cancellation, revocation or restriction. No Target Company has received any written notice from any Governmental Entity in the twelve (12) months before the date of this Agreement alleging that any Target Company does not have any material licence, permission, authorization (public or private) or consent required for carrying on its business effectively in the places and in the manner in which it is carried on at the date of this Agreement in accordance with all applicable laws and regulations.

(ii)	Compliance. Except as disclosed in Schedule 11.1(d)(ii)(A) and (B), so far as the Seller is aware no Target Company currently is or has been within the last five years, and no management board member, director, officer or employee thereof currently is or has been within the last five (5) years in the context of the business of the Target Companies,

(A)	involved in any agreements, conduct (including any act of omission) which is or may be a breach of any Legal Requirement or Permit and which could reasonably be expected to result in a fine (Bußgeld), penalty (Strafe), profit disgorgements, damages or losses in excess of EUR 200,000 (in words: Euro two hundred thousand) on the part of any Target Company, the Seller Group as a whole or any management board member, director, officer or employee; and

(B)	the subject of any investigation, inquiry or enforcement proceedings by a Governmental Entity or action by any other party with respect to suspected or alleged material non-compliance with any Legal Requirements or Permits, nor have any such investigations, inquiries, enforcement proceedings or actions been threatened in writing.

So far as Seller is aware, during the past five years: (i) neither the Target Companies nor any of their directors, employees or agents (in each case, acting in such capacity on behalf of the relevant Target Company), have corruptly made, promised, or authorized any payment of money or anything of value to any official or employee of any government (including officials of entities owned or controlled by governments), public international organisation, or private entity for the purpose of inducing such official or employee to do or fail to do any act or use his or her influence or to otherwise provide an improper advantage to assist any of the Target Companies in obtaining or retaining business or taken any act that violated any applicable anti-corruption or anti-bribery law or regulation (including but not limited to the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010) (collectively the Anti-corruption Compliance Laws), as applicable; and (ii) the Target Companies have conducted their businesses in compliance with such applicable Anti-corruption Compliance Laws. The Target Companies are currently seeking to institute policies and procedures designed to maintain compliance therewith. There are no actions, suits or proceedings by or before any court or governmental agency, authority or body or any arbitrator alleging any violations of applicable Anti-corruption Compliance Laws pending or, so far as the Seller is aware, threatened, against any Target Companies.

(iii)	Tax matters. No Target Company has (i) prepared, filed, or omitted to file, any Tax return (or other statement vis-à-vis a Tax authority), (ii) determined its Tax liability, or (iii) failed to pay any Tax, in a manner that is fraudulent under the laws of any jurisdiction. The scope and content of information regarding Taxes which the Seller and its Affiliates disclosed (or failed to be disclosed) to the Purchaser with respect to the Target Companies until the Signing Date, as well as the manner in which this information has been disclosed (or failed to be disclosed), has not been fraudulent.

(iv)	State aids. Except as disclosed in Schedule 11.1(d)(vi), during a period of ten (10) years prior to the date hereof none of the Target Companies (including any of their predecessors) have applied for, been granted or received any state aids or subsidies.

(e)	The Business Assets

(i)	For the purposes of this paragraph (e), a Material Asset shall mean an asset with a book value of EUR 500,000 (in words: Euro five hundred thousand) or more.

(ii)	Except as disclosed in Schedule 11.1(e)(ii), no Target Company has (outside the ordinary and normal course of business consistent with past practice and at arm’s length terms and conditions) disposed of, or agreed to dispose of, any Material Asset of its business included in the Locked Box Accounts.

(iii)	Except as disclosed in Schedule 11.1(e)(iii), each of the Target Companies has full, unrestricted and unencumbered title to, and possession of, all tangible and intangible assets, which serve, or are destined to serve in accordance with the Business Plan, their respective businesses except for those tangible assets which are leased or those intangible assets which are licensed from persons and companies other than members of the Sellers Group in the ordinary and normal course of business at arm’s length terms and conditions or which are still subject to usual reservations of title by suppliers pending payment.

(iv)	The Discharge Amount (excluding interest and any other fees, costs or expenses relating thereto) and any amounts owing under any other financing agreements relating to the Target Companies (other than between the Target Companies) does not exceed: (i) EUR 355,000,000 (in words: Euro three hundred and fifty five million), USD 90,000,000 (in words: US Dollars ninety million) and EUR 1,500,000 (in words: Euro one million five hundred thousand).

(v)	No member of the Seller Group owns any real property, tangible or intangible assets, including Intellectual Property Rights or rights (including contracts and agreements) used in any business as currently conducted, or planned to be conducted pursuant to the Business Plan, by any Target Company, and no Target Company requires any supplies and services from any member of the Seller Group in order to carry on its business as currently conducted, or planned to be conducted pursuant to the Business Plan.

(f)	Litigation

(i)	Except as disclosed in Schedule 11.1(f)(i), no Target Company is involved as a defendant in any litigation, arbitration or contentious administrative proceedings being material or capable of adversely affecting the operation of its business (together, the Proceedings) and, so far as the Seller is aware, no such Proceedings have been threatened in writing against a Target Company or are reasonably to be expected. For this purpose material means Proceedings claimed against a Target Company for which the quantum of the claim (excluding interest and costs, if any) pursuant to such Proceedings is at least EUR 200,000 (in words: Euro two hundred thousand) in the individual case.

(ii)	No Target Company is subject to any judgment, order, decree or settlement that imposes any outstanding or ongoing obligation on such company in excess of EUR 250,000 (in words: Euro two hundred and fifty thousand).

(g)	Insolvency etc.

(i)	Winding up. Except as disclosed in Schedule 11.1(g)(i), no order has been made, petition presented or resolution passed for the winding up of any Target Company or for the appointment of a liquidator or provisional liquidator to any Target Companies.

(ii)	Administration and receivership. Except as disclosed in Schedule 11.1(g)(i), so far as the Seller is aware, no Target Company has received any written notice concerning the appointment of a receiver (including any administrative receiver or the equivalent to a receiver or administrative receiver in the relevant jurisdiction) in respect of the whole or any material part of the property, assets and/or undertaking of the Target Companies. No bankruptcy, insolvency, liquidation or similar proceedings (whether voluntary or mandatory) are pending, and no filing for any such proceedings has been made, or is required or permitted, or would be required safe for a positive prognosis as to a going concern pursuant to Section 19 (2) German Insolvency Code (Insolvenzordnung), or similar law, statute, directive, regulation, decree, direction, order, permit or decision by, or any undertaking or written assurance given to, any Governmental Entity in other relevant jurisdictions with respect to any Target Company on a stand-alone basis not taking into account subordination claims (other than claims of any Target Company), or parental guarantees (other than granted by any Target Company) in favor of such Target Company. So far as the Seller is aware, there are no facts or events which may reasonably be expected to result in any proceedings or events as referred to in this (ii).

(iii)	Voluntary arrangements. So far as the Seller is aware, no Target Company has made any voluntary arrangement with its creditors in the two years prior to the date of this Agreement.

(h)	IP and data protection

(i)	Intellectual Property Rights or IPR means patents, trade marks, service marks, logos, trade names, internet domain names, copyrights (including rights in computer software) and moral rights, database rights, semi-conductor topography rights, utility models, rights in designs, rights in get-up, rights in inventions, rights in know-how and trade secrets, and other intellectual property rights, in each case, whether registered or unregistered, including all goodwill symbolized thereby or associated therewith, and all rights or forms of protection having equivalent or similar effect anywhere in the world and registered includes registrations and applications for registration.

(ii)	Business IP. Except as disclosed in Schedule 11.1(h)(ii), so far as the Seller is aware, the Intellectual Property Rights owned by the Target Companies (the Owned IP) are not subject to any security interest or other encumbrance for the benefit of third parties. So far as the Seller is aware, the Target Companies are not in default of any of the licences of Intellectual Property Rights to which they are a party (the IP Licenses), and so far as the Seller is aware, none of the other parties to the IP Licenses are in default thereof, and there are no grounds on which they might be terminated.

(iii)	Infringement. Except as disclosed in Schedule 11.1(h)(iii), the Target Companies and the operation of the Target Companies’ businesses do not, and have not in the last six (6) years, infringed, misappropriated or otherwise violated the IPR of any other person or entity. There is no Proceeding pending or, so far as the Seller is aware, threatened by or against the Target Companies concerning any of the matters in this clause 11.1(h)(iii). The Target Companies have not received any notification that a license under any other person’s or entity’s IPR is or may be required.

(iv)

IT Assets. Except as disclosed in Schedules 11.1(h) (ii), (iii) and (iv), the software, systems, servers, hardware, networks and all other information technology equipment, and all associated documentation, in each case, used or held for use by the Target Companies’ (the IT Assets): (A) are adequate for, and operate and perform in all material respects as required in connection with, the operation of the Target Companies’ businesses, (B) do not contain any material viruses, worms or other contaminants that would adversely affect their functionality, and (C) have not materially mal functioned or failed within the past three (3) years. The Target Companies have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices, and no person or entity has gained unauthorized access to any of the IT Assets.

(v)	Data protection. Except as disclosed in Schedule 11.1(h)(v), the Target Companies have maintained and complied at all times in all material respects with adequate privacy and data security policies and practices concerning their use, collection, storage and dissemination of personal and user data. The execution and consummation of the transactions contemplated by the Transaction Documents will not breach or otherwise cause any violation of any such policies or practices, or require the consent, waiver or authorization of, or declaration, filing or notification to, any person or entity thereunder. The Target Companies are in compliance with all applicable data protection laws and no Target Company has, in the twelve (12) months before the date of this Agreement, received a written notice alleging it has not complied with applicable data protection laws.

(i)	Employment

(i)	Key Employees. None of those employees whose names are set out in Schedule 11.1(i)(i) (each a Key Employee) has given or received notice in writing which has not yet expired terminating his or her employment.

(ii)	Anonymised copies of all current contracts of employment or engagement of the Key Employees and of all material Company Plans (as defined in clause 11.1(i)(iii)) (such materiality to be determined by reference to the economic costs or value of such Company Plans) have been disclosed in the Data Room.

(iii)	Except as disclosed in Schedule 11.1(i)(iii), so far as the Seller is aware, material details have been disclosed of any ongoing or proposed redundancies of any of the employees of the Target Companies (the Employees). Any Employee dismissals conducted by a Target Company in connection with any such ongoing or proposed Employee redundancies have been conducted in accordance with all applicable laws, the terms of any applicable written and unwritten share option, share purchase, other share-based incentive scheme, profit sharing, bonus, commission or other incentive schemes, pension, retirement, post-retirement medical, long-term disability schemes, life assurance, private medical, directors’ and officers’ insurance, travel, severance and any other material benefit and fringe benefit schemes plans, programs, arrangements or agreements (A) to which any Target Company is a party or (B) that are maintained, contributed to or sponsored by a Target Company for the benefit of any Employee, director of any Target Company (the Directors) or any individual who provides services to any Target Company on a consultancy or self-employed basis (the Consultants) or former employee, director or consultant (each a Service Provider) of a Target Company (the Company Plans) and any framework agreement entered into by such Target Company related to such ongoing or proposed dismissals.

(iv)	So far as the Seller is aware, the Target Companies have paid or discharged in full or will pay or discharge in full in respect of the period up to and including Closing the salaries, wages and fees and other benefits of all of the Service Providers (including reimbursement of all expenses properly due to such persons) and shall make or have made all related payments to any third-party benefit providers and all related payments (including but not limited to payments of income tax and social security) to the relevant taxation authorities.

(v)	Except as disclosed in Schedule 11.1(i)(v), so far as the Seller is aware, the Target Companies have, in relation to each of the Service Providers, complied in all material respects with all applicable legislation, regulations, codes of conduct, codes of practice, collective agreements, terms and conditions of employment, orders, agreements with third parties, and awards relevant to their conditions of service or to the relations between them and such persons or any recognized trade union or employee representative body representing such persons and have complied in all material respects with all of their obligations concerning the health and safety at work of such persons and have not incurred any material liability to any such persons in respect of any accident or injury.

(vi)	So far as the Seller is aware, each Company Plan adopted or contributed to by a Target Company has at all times been operated in accordance with the governing rules or terms of such Company Plan (including by the making of contributions on a timely basis) and in accordance with all applicable laws, and all documents which are required to be filed with any regulatory authority have been so filed. So far as the Seller is aware, all employer and employee contributions to each Company Plan (including any pension schemes of a Target Company) required by law, by any relevant employment agreement, or by the terms of such Company Plan (including contributions to all mandatory provident fund schemes) have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters.

(vii)	Except as disclosed in Schedule 11.1(i)(vii), no Target Company is proposing to introduce any new benefit scheme for the benefit of any Employee, Director or Consultant, or amend any Company Plan.

(viii)	So far as the Seller is aware, there are no outstanding offers of employment or engagement to work in any Target Company to any person who would, if such offer was accepted, have an annual base salary or fees equal to or in excess of EUR 100,000 (in words: Euro one hundred thousand) per annum (or the equivalent in local currency at the date hereof), and no person has accepted such an offer but not yet taken up the position accepted.

(ix)	Except as disclosed in Schedule 11.1(i)(ix), so far as the Seller is aware, there are no contracts of employment or engagement (written or unwritten) with any Employee, Director or Consultant which require the employing or engaging company to give more than six (6) months’ notice to terminate the employment or engagement of such person.

(x)	Except as disclosed in Schedule 11.1(i)(x):

(A)	so far as the Seller is aware, there are no unresolved material complaints, disputes, claims or litigation of any kind pending or threatened against any Target Company of whatsoever nature in relation to any Service Provider where the value of such complaint, dispute, claim or litigation may exceed EUR 100,000 (in words: Euro one hundred thousand) (or the equivalent in local currency as at the date hereof) and, so far as the Seller is aware, there are no matters which could rise to any such complaints, disputes, claims or litigation; and

(B)	no Target Company is a party to any collective bargaining, trade union, works council agreement or other labor union contract applicable to, and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to, any Service Provider.

(xi)	There are no controversies, strikes, slowdowns or work stoppages pending or threatened between a Target Company and any of their respective Service Providers, and no Target Company has experienced any such controversy, strike, slowdown or work stoppage within the past three (3) years. No Target Company has breached or otherwise failed to comply in any respect with the provisions of any collective bargaining, trade union, works council agreement or other labor union contract, and there are no grievances outstanding or threatened against any Target Company under any such agreement or contract. The consent of, consultation of or the rendering of formal advice by any labor or trade union, works council or any other employee representative body is not required for the Seller to enter into this Agreement or for the Seller or any Target Company to consummate the Proposed Transaction.

(xii)	Other than the compulsory contributions-only schemes, to which Service Providers of the relevant Target Companies contribute a fixed amount of their fixed gross salary on a monthly basis, which is matched by a payment from the relevant Target Company (the Target Pension Schemes) and any state pension arrangement, there is no arrangement in respect of the Service Providers that any Target Company is or may become liable to contribute to, under which benefits are payable on retirement.

(xiii)	None of the Target Pension Schemes provide any retirement pension or other benefits which are calculated on a defined benefit basis. None of the Target Companies have at any time participated in any pension scheme which provided benefits calculated on a defined benefit basis.

(xiv)	So far as the Seller is aware, neither the execution of this Agreement nor the consummation of the Proposed Transaction shall entitle any employee to a payment or any other right that may be triggered solely by virtue of the terms of his or her contract of employment.

(j)	Agreements

(i)	Except as set forth in Schedule 11.1(j)(i)(A) and (F), no Target Company is bound by, or has any outstanding obligations or liabilities under, any of the following agreements:

(A)	agreements relating to the acquisition, disposal or encumbrance of any shareholding, company, business, business line, business unit with any outstanding obligation or liability;

(B)

agreements relating to the acquisition, disposal or encumbrance of any real property or other fixed asset with a fair market value in excess of EUR 500,000 (in words: Euro five hundred thousand) as from the Locked Box Date;

(C)	agreements with any Seller or any other member of the Seller Group (including service agreements or arrangements relating to group charges);

(D)	agreements (excluding permissible customary territorial restrictions in supplier or reseller agreements) that prohibit the freedom of any Target Company to compete in any line of business or geographic area or with any third party; or

(E)	agreements between a Target Company and the 10 largest customers by revenue of the business of the MACH Group and which provide for any adverse consequence for any Target Company (including but not limited to, the loss of any right or benefit), as a result of the execution or implementation of this Agreement.

(ii)	Unless otherwise disclosed in Schedule 11.1(j)(ii): (A) any agreement listed in Schedule 11.1(j)(i) (collectively the Material Agreements) has been validly entered into on behalf of the respective Target Company and is so far as the Seller is aware in full force and effect and fully enforceable in accordance with its terms; and (B) no written notice of termination has been given, nor has any such termination been threatened or announced in writing, to a Target Company with respect to any Material Agreement and (C) so far as the Seller is aware, there is no material default outstanding under any of the Material Agreements.

11.2	Each of the Seller’s Guarantees shall be construed separately and independently. The Seller does not give or assume any guarantees other than those set forth in Section 11.1 above and none of the Seller’s Guarantees shall be qualified and construed as neither quality guarantees concerning the object of the purchase (Garantien für die Beschaffenheit der Sache) within the meaning of Sections 443 and 444 BGB nor quality agreements (Beschaffenheitsvereinbarungen) within the meaning of Section 434 (1) sentence 1 BGB and that Section 444 BGB shall not and does not apply to the guarantees contained herein.

11.3	The Parties agree that if any disclosure of events or documents made in the Disclosure Schedules is below any materiality threshold provided for such disclosure requirement, or contains additional information, such disclosure shall not be used to construe the extent of the required disclosure (including any standard of materiality) pursuant to the relevant Seller’s Guarantee.

11.4	For the purpose of this Agreement, knowledge of the Seller (reference to which is, in particular, indicated by the expression so far as the Seller is aware or any similar expression) shall mean the actual knowledge (positive Kenntnis) of those individuals set forth in Exhibit 11.4 at the Signing Date. All Schedules referred to in clause 11.1 above are herein collectively referred to as the Disclosure Schedules.

12. REMEDIES

12.1	In the event of any breach or non-fulfillment by the Seller of any of the Seller’s Guarantees or any of the undertakings in clause 8 (the Purchaser Claim), the Seller shall be liable as follows:

(a)	in the case of Purchaser Claims for breaches of the Seller’s Guarantees pursuant to clauses 11.1(a) through 11.1(b)(vii) above or Purchaser Claims arising as a result of willful deceit (arglistige Täuschung) or intentional behavior (Vorsatz) by the Seller, the Seller shall be liable for putting the Purchaser or, at the election of the Purchaser, the respective Target Company into the same position that it would have been in if the respective Seller’s Guarantee or undertaking in clause 8 had been correct or had not been breached (Naturalrestitution). If this should not be legally or commercially possible or if the Purchaser so elects, the Seller shall compensate the Purchaser or, at the sole discretion of the Purchaser, the respective Target Company in cash for the damages resulting from the respective breach (Schadenskompensation); and

(b)	in the case of all other Purchaser Claims, the Seller shall compensate the Purchaser or, at the sole discretion of the Purchaser, the respective Target Company in cash for the damages resulting from the respective breach (Schadenskompensation).

For purposes of determining the liability of the Seller, only the actual damages incurred by the Purchaser shall be taken into account, including all liabilities of the Purchaser or any company of the MACH Group, but excluding (i) any potential or actual reduction in value (Minderung) beyond the actual damage incurred, (ii) any consequential damages (Folgeschäden) or indirect damages (mittelbare Schäden), (iii) any lost profits (entgangener Gewinn), (iv) any frustrated expenses (frustrierte Aufwendungen) or (v) any incidental or internal costs and expenses incurred by the Target Companies or the Purchaser (such non-excluded amounts, the Losses).

As to the reimbursement of Losses, the following shall further apply:

(c)	if and to the extent damages are paid to any of the Target Companies, such payments shall, if and to the extent legally permissible, be treated as a reduction of the MACH Consideration as between the Seller and the Purchaser. Any reimbursement, and any other indemnification payment made pursuant to this Agreement to the Purchaser, shall be treated as an adjustment to the MACH Consideration, for Tax purposes, unless otherwise required by applicable Tax law; and

(d)	in no event shall the Seller owe to the Purchaser any gross-up for any Taxes falling due in any jurisdiction in connection with a loss compensation payment received by the Target Companies from the Seller.

12.2	In the event of any alleged Purchaser Claim, the Purchaser will give the Seller written notice of the alleged breach or non-fulfillment of the respective Seller’s Guarantee or Pre-Closing Seller Undertaking, with such notice stating the nature thereof and the amount involved to the extent that such amount has been determined at the time when such notice is given, as soon as reasonably possible (but not later than sixty (60) calendar days) after discovery by the Purchaser of such breach or non-fulfillment. Without prejudice to the validity of the Purchaser Claim or alleged Purchaser Claim in question, the Purchaser shall allow, and shall cause the Target Companies to allow, the Seller and its accountants and professional advisers to examine the matter or circumstances alleged to give rise to such Purchaser Claim, and whether and to what extent any amount is payable in respect of such Purchaser Claim or alleged Purchaser Claim, and, for such purpose, the Purchaser shall give, and shall cause the Target Companies to give, subject to them being paid their reasonable out-of-pocket costs and expenses, such reasonable information and access to the Purchaser’s and the Target Companies’ premises and personnel during normal business hours without causing substantial disruption of the business operations of the respective Target Company and including the right to examine and copy or photograph such assets, accounts, documents and records, as are necessary to examine the matter or circumstances alleged to give rise to the relevant Purchaser Claim. The Seller agrees that all information obtained under this clause 12.2 shall be treated as Confidential Information (as defined in clause 24.1(a) below).

12.3	The Seller shall not be liable for, and the Purchaser shall not be entitled to bring, any Purchaser Claim or any other claim under or in connection with this Agreement, to the extent that:

(a)	the matter to which the Purchaser Claim relates has been fairly disclosed in the financial statements of any Target Company (as disclosed in the Data Room) by way of an accounting provision (Rückstellung), liability (Verbindlichkeit), exceptional depreciation (außerplanmäßige Abschreibung) or depreciation to reflect lower market values (Abschreibung auf den niedrigeren beizulegenden Wert), or is fairly disclosed, allowed, provided or reserved for in the Locked Box Accounts, has been included as a Deduction Item or Leakage or in the computation of the MACH Price by reference to the Equity Bridge;

(b)	the amount of the Purchaser Claim is recovered from a third party or under an insurance policy (with the undertaking of the Purchaser to pursue such insurance claims with the care of a prudent business man and considering that the net present value of any increase of the insurance premium directly caused by such insurance payment shall not be deducted) or would have been covered if the policies of insurance effected by or for the benefit of the Target Companies had been maintained after Closing on no less favorable terms than those existing at the date of this Agreement;

(c)	the payment or settlement of any item giving rise to a Purchaser Claim results in any benefits by refund, set-off or reduction of Taxes, including (without limitation) benefits resulting from the lengthening of any amortization or depreciation periods, higher depreciation allowances, a step-up in the Tax basis of assets or the non-recognition of liabilities or provisions for tax purposes (Phasenverschiebung) to the Target Companies, the Purchaser and/or any Affiliate of the Purchaser, provided that in respect of the lengthening of any amortization or depreciation periods the counter effects shall be calculated with the Tax rate applicable to the relevant Target Company, Purchaser and/or Affiliate of the Purchaser (or where applicable, the combined, consolidated or unitary Tax group of which the Target Company is a member), at the time the Purchaser Claim is raised and discounted at a rate of seven (7) per cent. per annum;

(d)	the Purchaser, any Affiliate of the Purchaser and/or (post-Closing) any of the Target Companies has participated in causing (mitverursacht) such Purchaser Claim within the meaning of Section 254 (1) BGB or has failed to comply with its duty to mitigate damages pursuant to Section 254 (2) BGB;

(e)	the matter to which the Purchaser Claim relates was actually known (positive Kenntnis) as of the Signing Date by the Purchaser or any of the individuals on the Purchaser’s own deal-team or its professional advisers from Shearman & Sterling LLP, PricewaterhouseCoopers LLP and Debevoise & Plimpton LLP who were involved in the due diligence review relating to, or structuring, preparation, or negotiation of, the transactions contemplated by this Agreement; provided that the Purchaser shall be deemed to have actual knowledge of all matters fairly disclosed in the documents listed immediately below (other than in relation to Taxes), in each case to the extent disclosed to the Purchaser prior to the Signing Date:

(i)	the legal assistance report prepared by Freshfields Bruckhaus Deringer LLP and addressed to the Seller dated 14 February 2012;

(ii)	the information documents on financial matters prepared by Ernst & Young and dated 6 February 2012 (volume 1.1), 6 March 2012 (volume 1.3) and 5 April 2012 (volume 1.4);

(iii)	the confidential information memorandum prepared by Barclays Capital and dated 20 December 2011 (the documents listed under (i) to (iii) are referred to as the Vendor Factbooks);

(iv)	any presentation materials delivered to Purchaser, its representatives and/or professional advisers at the management presentation and several expert meetings held in connection with the transactions contemplated under this Agreement in May 2012 and June 2012 and any answers in writing or in text form (Textform) given by Seller or its representatives and/or professional advisers in connection with the question & answer process until and including 23 June 2012 if those answers are included in the Data Room;

(v)	the documents contained in the Data Room which have been saved on two DVDs of identical content by Ansarada UK Limited which for purposes of providing evidence will be handed over within ten (10) Business Days after the date of this Agreement to the officiating notary public (the Notary) (beurkundender Notar) who shall take them into custody for a period of two (2) years after the Closing Date, it being understood that Ansarada UK Limited will confirm in a letter that the status quo of the Data Room was frozen as of the date of this Agreement. Each Party may at its own costs request at any time after Closing copies of such DVD. The Notary shall release one DVD to each of Seller and Purchaser upon expiry of the above two year period.

(vi)	the Disclosure Schedules, the Exhibits or elsewhere in this Agreement;

(f)	the Purchaser Claim results from, or is increased by, the passing of, or any change in any law, statute, ordinance, rule, regulation, common law rule or administrative practice of any government, governmental department, agency or regulatory body after the date of this Agreement;

(g)	the procedures set forth in clause 12.2 or 12.8 were not observed by the Purchaser or the Target Companies, unless the Seller was not prejudiced by the non-compliance with such procedures.

12.4	The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity:

(a)	more than once in respect of any one Loss which gives rise to more than one Purchaser Claim; and

(b)	in respect of any Purchaser Claim made under the Seller’s Guarantee set out in clause 11.1(c)(iii)(B) if the Purchaser makes a claim relating to the same matter or set of facts under clause 7.

12.5	The Purchaser waives and relinquishes any right of set-off (aufrechnen) or counterclaim deduction or retention (Zurückbehaltungsrecht) which the Purchaser might otherwise have in respect of any Purchaser Claim against or out of any payments which the Purchaser is or may be obliged to make (or procure to be made) to the Seller or any other party pursuant to this Agreement or otherwise.

12.6	When calculating the amount of the liability of the Seller under or in connection with this Agreement, the legal principles as to the off-setting of losses by advantages due to the damaging event (Vorteilsausgleich) pursuant to Section 249 et seq. of the BGB shall apply to Purchaser Claims, provided that with respect to Tax advantages, solely clause 12.3(c) applies.

12.7	Where the Seller has made a payment to the Purchaser in relation to any Purchaser Claim and the Purchaser or any Dependent Entity of the Purchaser (together with the Purchaser, the Purchaser Entities) has recovered on a cash basis under an insurance policy or otherwise from a third party a sum which indemnifies or compensates the Loss (in whole or in part) which is the subject of a Purchaser Claim, the respective Purchaser Entity shall: (i) notify the Seller without undue delay (unverzüglich) (and in any event within ten (10) Business Days) of the fact and provide such information as the Seller may reasonably require and (ii) pay to the Seller as soon as practicable an amount equal to the amount recovered under an insurance policy or from a third party (net of reasonable costs, expenses and Taxes incurred, and Tax benefits or savings, by the Purchaser Group as a result of such recovery and less any reasonable costs of recovery).

12.8	If (i) an order of any Governmental Entity is issued or threatened to be issued against the Purchaser or any of the Target Companies or (ii) any of the Target Companies or the Purchaser are sued or threatened to be sued by a third party, including any Governmental Entity, in each case in a manner which may give rise to a Purchaser Claim (the Third Party Claim), the Purchaser shall give the Seller within ten (10) Business Days of becoming aware of it notice of such Third Party Claim and the following principles shall apply:

(a)	Purchaser shall procure (steht dafür ein) to the extent legally permissible that Seller shall be provided with all materials, information and reasonable assistance (against reimbursement of incurred reasonable costs and expenses) reasonably relevant in relation to the Third Party Claim and shall be given reasonable opportunity to comment or discuss with the Purchaser any measures which the Seller proposes to take or to omit in connection with such Third Party Claim. In particular, the Seller shall be given an opportunity at its own cost to comment on, participate in, and review any reports, audits or other measures and shall receive against reimbursement of incurred costs and expenses copies of all relevant orders of any Governmental Entity without undue delay (unverzüglich), but in any event at least ten (10) Business Days prior to the expiry of any relevant objection period.

(b)	No admission of liability shall be made by or on behalf of any of the Purchaser or its Affiliates or the Target Companies, and the Third Party Claim shall not be compromised, disposed of or settled, without the prior written consent of Seller.

(c)	If the Purchaser becomes aware of any Third Party Claim, the Purchaser shall subject to the Purchaser or the relevant member of the Purchaser Group being indemnified by the Seller against all reasonable out of pocket costs and expenses incurred in respect of that Third Party Claim ensure that it and each member of the Purchaser Group shall:

(i)	take such action as the Seller may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Third Party Claim;

(ii)	allow the Seller (if it elects to do so) to take over the conduct of all proceedings and/or negotiations arising in connection with the Third Party Claim, except where to do so would, in the reasonable opinion of the Purchaser, be materially prejudicial to the commercial interests or relationships of the Purchaser or the Target Companies or their business, provided that where the Seller elects to exercise its rights under this clause 12.8(c), it shall defend, or procure the defense against any such Third Party Claim by all appropriate proceedings and with the diligence of a prudent and orderly business man and shall keep the Purchaser informed on a regular basis with respect to all material developments of such proceedings and shall take into account all such reasonable suggestions regarding the conduct of such proceedings rendered by the Purchaser; and

(iii)	provide such information and assistance as the Seller may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Third Party Claim.

(d)	The Seller agrees that all information obtained under this clause 12.8 shall be treated as Confidential Information.

13. EXPIRATION AND LIMITATION OF CLAIMS

13.1	All claims of the Purchaser arising:

(a)	(i) in relation to the performance claim (Erfüllungsanspruch) to transfer title to the MACH Shares and the Shareholder Instruments as well as the payable under the Evenex Note (clause 2 above) and (ii) for breaches of the Seller’s Guarantees pursuant to clauses 11.1(a) through 11.1(b)(vii) above, shall be time-barred (verjährt) five (5) years after the Closing Date;

(b)	as a result of willful deceit (arglistige Täuschung) or intentional behavior (Vorsatz) by the Seller, shall be time-barred (verjährt) in accordance with the relevant statutory provisions of the BGB;

(c)	in relation to a no Leakage undertaking (clause 7.1 above) shall be time-barred (verjährt) in accordance with clause 7.4 above and in relation to clause 3.2 above shall be time-barred (verjährt) in accordance with clause 3.2(f) above;

(all claims of the Purchaser referred to under (a) through (c) above and any claims of Purchaser against Seller for payment of any difference between the Preliminary Calculation and the Binding Calculation pursuant to clause 3.2 above are herein collectively referred to as Exempted Claims);

(d)	in relation to breach of a Seller’s Guarantee pursuant to clause 11 above shall be time-barred (verjährt) within the later of (i) eighteen (18) months after the Closing Date and (ii) nine (9) months from the end of the calendar year in which Closing occurs; and

(e)	otherwise under or in connection with this Agreement shall be time-barred (verjährt) in accordance with the relevant statutory provisions of the BGB.

(the time limitations referred to under (d) and (e) above are herein together with the above time limitations for the Exempted Claims collectively referred to as the Time Limitations).

13.2	The expiry period for any claims of the Purchaser under or in connection with this Agreement shall be tolled (gehemmt) only by initiating legal proceedings pursuant to clause 30.2 below provided, however, that where a Bona Fide Purchaser Claim (as defined in clause 17.2(a) below) has been made during a period of three (3) months following the expiry of the Escrow Period this shall also have a tolling effect until the expiry of such three (3) month period and upon expiry of such three (3) month period the tolling effect shall only continue if legal proceedings are initiated pursuant to clause 30.2 below within such three (3) month period. Section 203 BGB shall not apply.

13.3	No liability for a breach of the Seller’s Guarantees shall attach to the Seller under or in connection with this Agreement if and to the extent the individual claim is less than EUR 150,000 (in words: Euro one hundred and fifty thousand) (the De Minimis Claims) and until the aggregate amount of claims (excluding De Minimis Claims) exceeds an aggregate amount of EUR 1,500,000 (in words: Euro one million and five hundred thousand) (Freibetrag) (the Deductible). If the aggregate amount of claims under or in connection with this Agreement (excluding De Minimis Claims) exceeds the Deductible, the Purchaser may claim only the amount exceeding the Deductible subject to the other provisions of this clause 13. The limitations of this clause 13.3 shall not apply to any Exempted Claims.

13.4	The liability of the Seller under or in connection with this Agreement (except for any liability of the Seller under or in connection with clause 7.1 above) shall not, in aggregate, exceed the Escrow Amount (the Liability Cap). The Liability Cap shall not apply to any Exempted Claims, provided, however, that the Seller’s overall liability under and/or in connection with this Agreement, except for claims of the Purchaser arising as a result of intentional (vorsätzlich) breaches of Seller’s obligations under this Agreement, shall in no event exceed one hundred (100) per cent. of the MACH Consideration.

13.5	With respect to any Purchaser Claim to which the Liability Cap applies, the Purchaser shall only be entitled to demand from the Seller the release of the relevant amount from the Escrow Account, and shall not have the right to demand payment by the Seller. With respect to any Purchaser Claim to which the Liability Cap does not apply, the Purchaser shall have the right to demand release from the Escrow account or demand payment by the Seller.

13.6	The Parties are in agreement that the remedies that any Party may have against the other Party for breach of any Seller’s Guarantee or Purchaser’s Guarantee, as the case may be, any other obligations under or in connection with this Agreement are solely governed by this Agreement, and the remedies provided for by this Agreement shall be the exclusive remedies available to such Party under and/or in connection with this Agreement. Apart from the rights under this Agreement (i) any right of any Party to withdraw (zurücktreten) from this Agreement or to require the winding up of the transactions contemplated under this Agreement (e.g. by way of großer Schadenersatz or Schadenersatz statt der ganzen Leistung), (ii) any claims for breach of pre-contractual obligations (culpa in contrahendo) between the Purchaser and the Seller or any member of the Seller Group or the Purchaser Group, including but not limited to claims arising under Sections 241 (2), 311 (2) (3) BGB or ancillary obligations (Nebenpflichten), including but not limited to claims arising under Sections 241 (2), 280 BGB, (iii) any claims based on frustration of contract pursuant to Section 313 BGB (Störung der Geschäftsgrundlage), (iv) all remedies of Purchaser for defects of the purchase object including but not limited to claims arising under Sections 437 through 441 BGB are hereby expressly excluded and waived (verzichtet), except for claims based on willful deceit (arglistige Täuschung) or intentional behavior (Vorsatz).

13.7	The Purchaser agrees and undertakes with the Seller (the Seller contracting for itself and on behalf of each individual or entity referred to in this clause 13.7 as agent with their full authority) that neither it nor any other member of the Purchaser Group (other than the Target Companies) has any rights against, and will waive and shall not make any claim against, any employee, director or officer of: (i) any of the Target Companies; or (ii) any member of the Seller Group, on whom the Purchaser may have relied before agreeing to any term of this Agreement or any other Transaction Document or before entering into this Agreement or any other Transaction Document.

13.8	Notwithstanding clause 27 below, the provision of clause 13.7 above may be relied upon and enforced by each individual or entity for whose benefit it is expressed or intended to be given (echter Vertrag zugunsten Dritter).

14. PURCHASER GUARANTEES

14.1	The Purchaser hereby guarantees, subject to any limitations contained in this Agreement, to the Seller by way of an independent guarantee (selbständiges Garantieversprechen) pursuant to Section 311 (1) BGB that the statements set forth in clauses (a) through (f) are true and correct as of the Signing Date and – as regards the statements set forth in clauses (a) through (d) – as of the Closing Date (collectively the Purchaser Guarantees):

(a)	the Purchaser is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement;

(b)	the Purchaser has obtained all corporate authorizations and (other than to the extent relevant to the Anti-Trust Condition) all other governmental, statutory, regulatory or third-party contractually required consents, required for it to enter into and perform its obligations under this Agreement;

(c)	entry into and performance by the Purchaser of this Agreement and/or any Transaction Document to which it is a party will not: (i) breach any provision of its Constitutional Documents; or (ii) (subject, where applicable, to fulfillment of the Anti-Trust Condition) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority;

(d)	neither the Purchaser nor any member of the Purchaser Group which is a party to any Transaction Document is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Purchaser and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Purchaser and no event has occurred to give the right to enforce such security;

(e)	so far as the Purchaser is aware, neither the Purchaser nor any Purchaser Entity is:

(i)	involved as a party in any litigation, arbitration or administrative proceedings and no such proceedings have been threatened in writing by or against the Purchaser or any Purchaser Entity; or

(ii)	subject to any order, judgment, direction, investigation or other proceedings by any Relevant Competition Authority,

which will, or are likely to, prevent or delay the fulfillment of any of the Anti-Trust Conditions; and

(f)	upon receipt of the proceeds contemplated by the Purchaser Commitment Letter, the Purchaser will have access as of the Closing to sufficient cash funds (including available cash held by members of the Target Companies) to pay the MACH Consideration and meet its other obligations under this Agreement.

14.2	In the event that the Purchaser is in breach of any Purchaser Guarantee, the Purchaser shall compensate the Seller or any other member of the Seller Group damages incurred by the Seller or any other member of the Seller Group. Clause 12, above applies mutatis mutandis. All claims of the Seller arising under this clause 14 shall become time-barred three (3) years after the Closing Date.

15. COVENANTS

15.1

The Seller will, on an after Tax basis, indemnify and hold harmless the Purchaser and the Target Companies (and any Affiliate of any of them) in respect of any cost (including Taxes, but excluding damages expected to arise from the loss of Tax attributes or tax loss carry forwards of or available to any Target Company), expense, loss or liability paid or payable after the Locked Box Accounts Date; (i) being a direct consequence of any Target Company having been shareholder of Evenex ApS or indirect shareholder of Evenex AS; or (ii) being a direct consequence of any contractual relationship between any Target Company and any Evenex Company (other than the TSA), in each case prior to Closing; or (iii) arising directly from the disposal of the Evenex Business or arising as a result of the Evenex Disposal (which, for the avoidance of doubt, shall include any Taxes that would not have been incurred but for the Evenex Disposal (other than due to the loss of Tax attributes or tax loss carryforwards)). Clauses 12.1(c), 12.1(d), 12.2, 12.3(b) (provided that the undertaking of the Purchaser to pursue the claims referred to in clause 12.3(b) shall not apply), 12.3(c), 12.3(d), 12.3(g) and 12.4 through 12.8 shall apply mutatis mutandis. Payments under this clause 15.1 shall include the amount of any Tax incurred (or that will be incurred in the future) by the Target Companies that would not have been triggered but for the items described in this clause 15.1 to the extent that such Tax has been assessed (or will be assessed which is to be proven by the Purchaser by a “should” level expert opinion). The Purchaser shall and shall procure, to the extent permitted by law, that the Target Companies (i) notify the Seller of any Tax that would not have been triggered but for these items in writing and promptly (unverzüglich) after having become aware that such Tax has been or will on the basis of the expert opinion be assessed and in any event not later than ten (10) days after having received a respective Tax assessment or expert opinion; and (ii) contest upon and in accordance with instructions of the Seller (and at the expense of the Seller) any such Tax. If the Purchaser fails to comply with the obligations set forth in this clause 15.1 the Seller shall not be liable for the respective Tax in connection with the items described in this clause 15.1, unless and to the extent the Purchaser proves that the respective Tax would have been, or will be, triggered notwithstanding the Purchaser’s failure to so comply. For the avoidance of doubt, the limitation on claims in clause 13.3 shall not apply to any Taxes indemnifiable under this clause 15.1.

15.2	If the claims detailed in (i) and (ii) below have not both been determined or settled prior to Closing taking place, then the Seller will, on an after-Tax basis, indemnify and hold harmless the Purchaser and the Target Companies (and any Affiliate of any of them) in respect of any cost (including Taxes, but excluding damages expected to arise from the loss of Tax attributes or tax loss carry forwards of or available to any Target Company), expense, loss or liability incurred following the Closing Date (together, the Indemnity Liabilities) and relating to (i) the dispute between WorldCell, Inc. and MACH S.a r.l. in connection with an alleged breach by MACH S.a r.l., of an operating agreement; and (ii) the dispute between AA Technologies Limited (AAT) and MACH S.a r.l. in connection with the termination by MACH S.a r.l. of value added distributor agreement dated 6 February 2007 and in respect of which, a claim has been filed at the Commercial Court of Zurich; and (iii) the dispute between AAT and MACH ApS relating to the fair market value determination in connection with the buyout procedure for the shares of AAT in MACH Dubai (the AAT Dubai Claim and together with the other claims in sub-paragraphs (i) and (ii) being the Claims), provided that:

(a)	the Purchaser or the Target Companies (and any Affiliate of any of them) may only claim under this clause if the aggregate of Indemnity Liabilities exceeds EUR 2 million (in words: Euro two million) in aggregate, in which case, the Purchaser or the Target Companies (and any Affiliate of any of them) may only claim amounts exceeding such amount;

(b)	these provisions in respect of a Claim shall terminate upon the earlier of:

(i)	that Claim being discontinued (with prejudice, for Claims pending in a court in the United States; or with an analogous concept, if existing, under any other applicable procedural law, for Claims pending in a court of any other jurisdiction) as notified by the counterparty or its legal advisor in writing;

(ii)	the Claim being time barred pursuant to the laws of any relevant jurisdiction in which such a claim may be brought;

(iii)	a court or arbitral tribunal of competent jurisdiction, as applicable, issuing a final, binding and non-appealable decision in respect of that Claim; or

(iv)	the parties otherwise agreeing in writing;

(the Indemnity Termination Date);

(c)	from the Closing Date, the Purchaser agrees that it will, and will procure that the Target Companies, do all reasonable things, undertake all reasonable actions and provide the Seller (or any other member of the Seller Group) with access to all employees, information and records of the Target Group, for the period up to and including the Indemnity Termination Date, as reasonably required by the Seller in connection with the conduct of the Seller (or any member of the Seller Group) in relation to, and the defence of, the Claims and the Seller agrees to bear any reasonable costs and expenses of the Purchaser in complying with the provisions of this paragraph provided that this shall not require the Purchaser or the Target Companies to take any action to the extent that it would interfere unreasonably with their business; and

(d)	further, the Purchaser agrees that, in respect of the period following Closing up to and including the Indemnity Termination Date, in relation to the Claims, it will:

(i)	promptly give to the Seller (or any other member of the Seller Group) any correspondence or other information it receives from any party, including any member of the Target Group, in relation to the Claims;

(ii)	provide such information and assistance as the Seller (or any other member of the Seller Group) may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to, and the defence of, the Claims;

(iii)	not (and ensure that each member of the Purchaser Group shall not) admit liability or make any agreement or compromise in relation to the Claims, unless the Purchaser and the Seller, each acting in good faith, determine to do so;

(iv)	in the event that formal proceedings are issued in a court or arbitral tribunal of competent jurisdiction, as applicable, in relation to any or all aspects of the Claims, irrevocably grant the Seller (or any other member of the Seller Group) a right of subrogation in relation to the proceedings and any further proceedings in relation to same;

(v)	allow the Seller (or any other member of the Seller Group) to continue to maintain the conduct of all proceedings and/or negotiations arising in connection with the Claims and not seek to take over the conduct of such proceedings and/or negotiations (including taking any action to recover any monies following an award or decision of a court or arbitral tribunal); and

(vi)	agree to be bound by any agreement reached between the claimants and the Seller (or any other member of the Seller Group) on behalf of the Target Group provided that this shall not require the Purchaser to be bound by any noncash settlement, or as directed by a court or arbitral tribunal of competent jurisdiction.

(e)	Clauses 12.1(c), 12.1(d), 12.2, 12.3(b) (provided that the undertaking of the Purchaser to pursue the claims referred to in clause 12.3(b) shall not apply), 12.3(c), 12.3(d), 12.3(g) and 12.4 through 12.8 shall apply mutatis mutandis.

16. INSURANCE

Upon Closing, all insurance cover arranged in relation to the Target Companies and their businesses by the Seller Group (whether under policies maintained with third party insurers or other members of the Seller Group) shall cease and neither the Purchaser nor any Purchaser Entity shall make any claim under any such policies in relation to insured events arising either before or after Closing. The Seller shall be entitled to make arrangements with its insurers to reflect this clause 16.

17. ESCROW ACCOUNT

17.1	The Parties agree that an escrow account (the Escrow Account) shall be opened by such person as the Parties may agree in good faith following the Signing Date and prior to Closing (and if no agreement is reached, by the Notary) (the Escrow Agent) as notary trust account (Notaranderkonto), into which the Escrow Amount shall be paid in accordance with this Agreement. The Escrow Account shall be operated, and the Escrow Amount and interest accruing on it (or any part of it) shall be applied, in accordance with this clause 17.

17.2	To the extent that:

(a)	prior to the end of the period commencing on the Closing Date and ending on the later of (i) eighteen (18) months after the Closing Date; and (ii) nine (9) months from the end of the calendar year in which Closing occurs (the Escrow Period), the Purchaser shall have either (i) provided written notice of any Purchaser Claim (other than Exempted Claims), provided that (x) such Purchaser Claim shall be bona fide and made by the Purchaser in good faith (a Bona Fide Purchaser Claim) and (y) no longer than three (3) months after the expiry of the Escrow Period, the Purchaser shall have initiated proceedings in accordance with clause 30 in respect of such Bona Fide Purchaser Claim; or (ii) initiated proceedings in accordance with clause 30 in respect of any Purchaser Claim (other than Exempted Claims), in each case made in accordance with this Agreement and to the extent that such claim is not restricted or prohibited by the limitations set out in this Agreement, including, but not limited to, those set out in clauses 12 and 13 (a Release Claim); and

(b)	such Release Claim has been Determined (as defined in clause 17.3), as soon as reasonably practicable after such Release Claim has been so Determined in favor of the Purchaser and unless such amount has already been paid in full, (x) in the case of a Determination in accordance with clause 17.3(i), the Purchaser and the Seller shall issue joint written instructions to the Escrow Agent or (y) in the case of a Determination in accordance with clause 17.3(ii), either Party may deliver written instructions to the Escrow Agent (with a copy simultaneously delivered to the other Party), to pay from the Escrow Account to the Purchaser an amount equal to the Determined amount of the amount of such Release Claim (the Amount Claimed) (less any amounts which have already been paid in respect of such Release Claim) or, if less, the aggregate amount then standing to the credit of the Escrow Account. Any such payment shall be made in full and final satisfaction of such Release Claim.

17.3	A Release Claim shall be regarded as Determined (and Determination shall be construed accordingly) as at the date when (i) an Amount Claimed is agreed between the Seller and the Purchaser; and (ii) in the absence of such agreement on the Business Day following the date when such Release Claim and the amount of any Amount Claimed has been determined by an arbitral tribunal or a court, as the case may be, in accordance with clause 30 against which no appeal has been lodged or is capable of being lodged within the statutory time limit.

17.4	The Purchaser and the Seller herewith jointly and irrevocably instruct the Escrow Agent to pay from the Escrow Account to the Seller on the first (1st) Business Day following the end of the Escrow Period (the Release Date), an amount equal to the sum then standing to the credit of the Escrow Account less an amount equal to the amount of any Release Claims which have not been Determined or withdrawn in accordance with clause 17.5 (the Release Date Standing Escrow Amount), together with any interest accrued in respect of such Release Date Standing Escrow Amount.

17.5	If a Release Claim has been initiated in accordance with this Agreement prior to the end of the Escrow Period but such Release Claim is not Determined or withdrawn prior to the Release Date then an amount equal to the amount of such Release Claim shall be retained in the Escrow Account and, accordingly, on the Release Date, an amount equal to the aggregate of all Release Claims that have not been Determined or withdrawn shall be retained in the Escrow Account and shall be held by the Escrow Agent (and subsequently paid by the Escrow Agent) in accordance with clause 17.6.

17.6	The Escrow Agent shall hold the amounts retained in accordance with clause 17.5 until such Release Claim is Determined or withdrawn. On Determination of any such Release Claim, (x) in the case of a Determination in accordance with clause 17.3(i), the Purchaser and the Seller shall issue joint written instructions to the Escrow Agent or (y) in the case of a Determination in accordance with clause 17.3(ii), either Party may deliver written instructions to the Escrow Agent (with a copy simultaneously delivered to the other Party), to pay from the Escrow Account to the Purchaser an amount equal to the amount of the liability (as so Determined) in full and final satisfaction of the relevant claim or, if less, the aggregate amount then standing to the credit of the Escrow Account in full and final satisfaction of the relevant claim; provided that, in any event, the aggregate amount paid to the Purchaser in respect of all claims pursuant to this clause 17 shall not exceed the Escrow Amount. Once all Release Claims (if any) being the subject of clause 17.5 have been Determined or withdrawn and the subject of payments (if any) under this clause 17.6, the Purchaser and the Seller shall issue joint written instructions to the Escrow Agent to pay from the Escrow Account the remaining balance of all sums (including any interest accrued thereon) then standing to the credit of the Escrow Account to the Seller. For the avoidance of doubt, the Escrow Account shall remain open until the remaining balance referred to in the preceding sentence has been paid from the Escrow Account.

17.7	For the avoidance of doubt, interest accruing from time to time on the balance of money standing to the credit of the Escrow Account shall be added to the money standing to the credit of the Escrow Account (subject to any deduction of tax at source or any bank or other charges properly charged to the Escrow Account) and shall be for the benefit of the Seller to receive pro rata upon payments made to the Seller in accordance with this clause 17. Accordingly, without prejudice to the Purchaser’s rights hereunder, the Seller and the Purchaser agree that the Seller shall be treated as the beneficial owner of the income and earnings of the Escrow Account for U.S. state and federal income tax purposes.

17.8	The Seller and the Purchaser acknowledge that the Escrow Agent may withdraw from the Escrow Account an amount of Tax on the interest earned in respect of money held in the Escrow Account for which it is or may become liable and any bank or other charges properly charged to the Escrow Account, provided that any bank or other charges, costs or expenses arising on, or in relation to, the Escrow Account shall be charged to, and settled between, the Purchaser and the Seller equally.

17.9	If the Escrow Agent is not the Notary, the Parties will prior to Closing execute a separate escrow agreement with such Escrow Agent on terms substantially in line with this clause 17.

18. POST-CLOSING UNDERTAKINGS

18.1	The Seller undertakes (in the event that any claim under or for breach of this Agreement is made against it in connection with the Proposed Transaction) not to make a claim against any Target Company or any person who was at any time prior to Closing an officer, director or employee of any Target Company on whom the Seller may have relied in negotiating this Agreement or any other Transaction Document, except in the case of willful deceit (arglistige Täuschung) or intentional behavior (Vorsatz) or criminal conduct according to the laws of the country in which such Target Company has its registered office or such officer, director or employees is residing by such Target Company or such officer, director or employee.

18.2	To the fullest extent legally permitted:

(a)	as from Closing, the Purchaser shall ensure (steht dafür ein) that any indemnity and/or immunity provisions contained in the Constitutional Documents of any Target Company relating to any officer, director/manager or employee, with managerial responsibility, of any Target Company who is immediately prior to Closing covered by indemnity and/or immunity provisions contained in the Constitutional Documents of such Target Company (a Covered Director) are not amended, repealed or modified in any manner that would affect adversely the rights of any Covered Director and that the Covered Director retains the benefit of such indemnity and/or immunity provisions.

(b)	for seven (7) years from Closing, the Purchaser shall ensure (steht dafür ein) that each Target Company maintains in force such “run-off” directors’ and officers’ liability insurance policies as will enable each Covered Director to make claims arising out of any matter, cause or event occurring on or before Closing (a Pre-Closing Event) under those policies on terms and conditions that are, in every respect, no less advantageous to the Covered Director than the directors’ and officers’ liability insurance policies maintained by that Target Company as at the date of this Agreement.

(c)	the Purchaser shall (and shall ensure that each Target Company shall), from and after Closing waive, release and discharge each officer and director/manager of each Target Company at any time prior to the Closing (each a Target Company Director) from any and all known or unknown claims, demands, proceedings, causes of action, orders, obligations and liabilities arising out of any Pre-Closing Event which each Target Company has or may at any time have had against any Target Company Director, except in the case of willful deceit (arglistige Täuschung) or intentional behavior (Vorsatz) by such Target Company Director. The Purchaser shall to the extent legally permitted and subject to any restrictions imposed under applicable mandatory insolvency, bankruptcy or company law ensure that each Target Company shall not, directly or indirectly, assert any claim or demand, or commence, institute or cause to be commenced, any proceedings of any kind relating to any Pre-Closing Event against any Target Company Director, except in the case of willful deceit (arglistige Täuschung) or intentional (Vorsatz) or criminal behavior by such Target Company Director. Without prejudice to the generality of the foregoing, on Closing, the Parties will pass, and will cause all relevant Target Companies to pass, shareholder resolutions discharging the Target Company Directors from any liability for Pre-Closing Events, each to the extent legally permitted and subject to restrictions imposed under applicable mandatory insolvency, bankruptcy or company law.

18.3	The provisions of clauses 18.1 and 18.2 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Covered Director or Target Company Director (as applicable) may have at law, by contract or otherwise and shall operate to the direct benefit of each Target Company Director (echter Vertrag zugunsten Dritter).

18.4	Without undue delay after Closing, the Parties shall make, or cause to be made, all necessary filings with the Registre de Commerce et des Sociétés in Luxembourg with respect to the change of the shareholder of the Company and the replacement of managers of the Company.

18.5	The Parties agree that for US federal income tax purposes the Purchase Price shall be allocated in accordance with Section 1060 of the US Internal Revenue Code of 1986, as amended (the Code) among the assets treated as purchased by the Purchaser for US federal income tax purposes. The Purchaser shall present a draft of the allocation (the Proposed Allocation) to the Seller for review as soon as reasonably practicable after the Closing Date. The Seller shall provide the Purchaser with its written comments to the Proposed Allocation within thirty (30) days of the delivery of the Proposed Allocation. The Seller and the Purchaser shall negotiate in good faith to resolve any differences for thirty (30) days after delivery of such comments. If Purchaser and Sellers’ Representative reach a written agreement accepting the Proposed Allocation or amending the Proposed Allocation, the Proposed Allocation, as amended by such written agreement, shall become binding upon the Purchaser and the Seller. Notwithstanding anything herein to the contrary, if the Purchaser and the Seller are unable to reach a written agreement accepting or amending the Proposed Allocation, then the parties shall not be bound by the Proposed Allocation and shall be free to allocate the purchase price for Tax purposes on an inconsistent basis. If Seller does not cause any Target Company that is, or has been, created or organized under non-US law to validly elect to be disregarded as a separate entity for US federal income tax purposes as of a date that is at least thirty (30) days before the Closing Date, Seller shall cooperate with and assist in the election made by the Purchaser and such Target Company (other than Link2One, AEIE, MACH FZ-LLC, Cibernet Limited, TransCibernet Cyprus Limited and MACH Mobile Solution private limited, India) under Section 338 of the Code (and any comparable provision of state or local law) with respect to the acquisition of the equity interests in such Target Company.

18.6	The Purchaser undertakes not to implement or cause to be implemented after Closing without prior written approval of the Seller (which approval shall not be unreasonably delayed, denied or conditioned) any merger or similar reorganization to which a Target Company is a party and with retroactive legal effect (for example, pursuant to the German Reorganization Tax Act (Umwandlungssteuergesetz)) to a date prior to the Locked Box Accounts Date if such merger or similar reorganization would have an adverse Tax effect on the Seller or any of its Affiliates (excluding the Target Companies).

19. PROTECTION OF DIRECTORS

The Purchaser undertakes to the Seller (on its own behalf and on behalf of each of the Target Companies), to the fullest extent legally possible and to the extent the amount of the Director Related Liability or Director Related Loss (in each case as defined below) exceeds the amount of cover provided by any directors’ and officers’ liability insurance policies relating to any resigning directors (the D&O Insurance):

(a)	to the extent legally permitted and subject to any restrictions imposed under applicable mandatory insolvency, bankruptcy or company law, release any resigning directors from all liability to it or to any Target Company in connection with the holding of the office of director of any Target Company and any of their actions and/or omissions, except in the case of willful deceit (arglistige Täuschung) or intentional (Vorsatz) or criminal behavior by such Resigning Director (a Director Related Liability); and

(b)	that, following such release, it and the Target Companies subject to any restrictions imposed under applicable mandatory insolvency, bankruptcy or company law shall have no rights against and shall not make any claim against any Resigning Director for any loss suffered by it in connection with the holding by the relevant Resigning Director of the office of director of any Target Company, except in the case of willful deceit (arglistige Täuschung) or intentional (Vorsatz) or criminal behavior by such Resigning Director (a Director Related Loss), and further that neither the Purchaser nor any Target Company will take or omit to take any action which would, or would be expected to, have an adverse effect on the cover provided by the D&O Insurance in relation to Pre-Closing Events and provided that this clause 19 shall operate to the direct benefit of each Resigning Director.

20. INFORMATION, RECORDS AND ASSISTANCE POST-CLOSING

20.1	For three (3) years, or in respect of Tax or regulatory filings seven (7) years, following the Closing Date, the Purchaser shall and shall procure that the Target Companies shall (i) provide the Seller (at the Seller’s cost) with reasonable access at reasonable times to (and the right to take copies of) the books, accounts, customer lists and all other records held by them after Closing to the extent that they relate to the Target Companies and to the period up to Closing (the Purchaser Records) but only for the purposes of the preparation of any Tax return or regulatory filing by, or for any accounting purposes of, the Seller (or any member of the Seller Group or any of its Affiliates). Any records provided pursuant to this clause 20.1 are, subject to the provisions of clause 24.

20.2	For three (3) years, or in respect of Tax or regulatory filings seven (7) years, following the Closing Date, the Seller shall provide the Purchaser (at the Purchaser’s cost) with reasonable access at reasonable times to (and the right to take copies of) the books, accounts, customer lists and all other records held by it after Closing to the extent that they relate to the MACH Group (the Seller Records), including the Evenex Companies and the Evenex Business for as long as the Evenex Companies are held by the Seller, and only for the purposes of the preparation of any Tax return or regulatory filing by, or for any accounting purposes of, the Purchaser (or any member of the Purchaser Group or any of its Affiliates). This obligation is, and any Seller Records provided pursuant to this clause 20.2 are subject to the provisions of clause 24.

20.3	For seven (7) years following the Closing Date the Purchaser shall not and shall procure that no Target Company shall, dispose of, or destroy any of, the Purchaser Records necessary for the preparation of any Tax return or regulatory filing by, or for any accounting purposes of, the Seller (or any member of the Seller Group or any of its Affiliates) without first giving the Seller at least two (2) months’ notice of its intention to do so and giving the Seller a reasonable opportunity to remove and retain any of them (at the Seller’s expense).

20.4	Following the Closing Date:

(a)	notwithstanding the obligations of clause 12.8, the Purchaser shall and shall procure that the Target Companies shall (at the Seller’s expense) give such assistance to any member of the Seller Group as the Seller may reasonably request in relation to any third party proceedings by or against any member of the Seller Group so far as they relate to the Target Companies, including proceedings relating to employees’ claims or taxation;

(b)	the Seller shall promptly provide to the Purchaser all written notices, correspondence and information and shall provide details of all enquiries received by it, in each case, in relation to the Target Companies;

(c)	notwithstanding anything to the contrary herein, each of the Seller and the Purchaser shall retain all Tax returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters relevant to the MACH Group Companies for any Tax period that includes the Closing Date and for all prior Tax periods until the later of (i) the expiration of the statute of limitations of the Tax periods to which such Tax returns and other documents relate, or (ii) six (6) years following the due date (without extension) for such Tax returns;

(d)	the Parties shall fully cooperate with each other in connection with any Tax matter relating to any taxable period, or portion thereof, ending on or before the Locked Box Accounts Date including the preparation and filing of any Tax return and legally required documentation for Tax purposes. Such cooperation shall include providing or making available, all relevant books, records and documentation and the assistance of officers and employees. The Parties agree to retain and make available to the respective other Party, until the expiration of any applicable statute of limitations, all books, records and documentation relating to the Target Companies that may be relevant in connection with any audit or investigation for which the Seller may be responsible or which may result in a Tax liability of the Purchaser or the Target Companies and to provide access to electronic data as required by applicable law; and

(e)	the Purchaser shall promptly provide to the Seller all written notices, correspondence and information and shall provide details of all enquiries received by it, in each case, in relation to any business of the Seller Group not comprised within the Target Companies.

21. PAYMENTS

21.1	Any payment to be made pursuant to this Agreement by the Purchaser to the Seller (or any member of the Seller Group) shall be made to the Seller’s bank account

Bank:	Societe Generale

SWIFT Code:	SGABLULL

IBAN:	LU10 0614 5839 3260 0EUR

(and/or such other account(s) as the Seller may direct) (the Seller’s Bank Account).

21.2	Any payment to be made pursuant to this Agreement by the Seller (or any member of the Seller Group) to the Purchaser (or any member of the Purchaser’s Group) shall be made to the Purchaser’s bank account

Bank:	Bank of America

SWIFT Code:	CELLLULLXXX

IBAN:	LU750141241012000000

Beneficiary name:	BOA/Syniverse Technologies Limited Luxembourg Sarl

(and/or such other account(s) as the Seller and Purchaser may agree in writing) (the Purchaser’s Bank Account).

21.3	Payments under clause 21.1 and 21.2 shall be in immediately available funds, without set-off, by electronic transfer (Überweisung) (in each case free of charges to the recipient) on the due date for payment.

21.4	The Purchaser shall not be entitled to set off (aufrechnen), or to assert any right of retention (Zurückbehaltungsrecht) in respect of, any claims it may have under or in connection with this Agreement (Counterclaim) against any claims for payment of the MACH Consideration of the Seller, unless the Counterclaim has been acknowledged by the Seller in writing or has been finally adjudicated by a non-appealable decision by the competent arbitration tribunal pursuant to clause 30.2.

21.5	If any sum due for payment in accordance with this Agreement is not paid on the due date for payment, the person in default shall pay default interest at the base interest rate (Basiszinssatz) within the meaning of Section 247 BGB plus eight hundred (800) basis points on that sum from, but excluding, the due date to, and including, the date of actual payment calculated on a daily basis. Seller’s right to assert of any further damage or any other remedy shall not be affected thereby.

22. COSTS, EXPENSES, FEES AND CHARGES

22.1	Subject to clause 22.2 and except as otherwise provided in this Agreement (or any other Transaction Document), the Seller and the Purchaser shall each be responsible for their own costs, expenses, fees and charges (together, the Costs) incurred in connection with the Proposed Transaction.

22.2	The Purchaser shall bear all Costs of the notarization of this Agreement and any other Transaction Document, all official fees charged by any competition authority relating to satisfying the Anti-Trust Condition or any other filing made by the Purchaser and other transaction duties (including, but not limited to, filings with the Registre de Commerce et des Sociétés in Luxembourg), including in each case any related interest or penalties arising as a result of this Agreement or of any of the other Transaction Documents or their implementation, and any sales, transfer or stamp taxes (including any real estate transfer taxes), or other similar Costs, payable by reason of the sale and transfer of the MACH Shares and the Shareholder Instruments. This shall not apply to transaction duties, sales, transfer or stamp taxes, if any, incurred in connection with the Evenex Closing, which shall be borne by the Seller.

22.3	It is the Parties’ understanding that, the sale and transfer of the MACH Shares, the Shareholder Instruments and the payable under the Evenex Note do not trigger VAT. In any event, neither of the Parties shall waive any VAT exemption in relation to the sale and transfer of the MACH Shares, the Shareholder Instruments and the payable under the Evenex Note. If and to the extent that, contrary to the mutual understanding of the Parties, VAT applies in respect of the sale and transfer of the MACH Shares, the Shareholder Instruments or the Evenex Note, then subject to the terms of clauses 4 and 6.4 above, such VAT shall be exclusively borne by the Purchaser, and the Seller shall not be responsible for any such VAT and, accordingly, the MACH Consideration will be increased by the amount of any applicable VAT and Purchaser shall pay such increased MACH Consideration to Seller as provided by this Agreement.

23. ANNOUNCEMENTS

23.1	Save for the press announcements to be agreed by the Seller and the Purchaser which may be released upon or following the Signing Date and any disclosure necessary or advisable in connection with the Purchaser’s financing, neither the Seller nor the Purchaser (nor any of their respective Affiliates) shall make any public announcement or issue any public communication in connection with the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the other (such approval not to be unreasonably withheld or delayed).

23.2	The restriction in clause 23.1 shall not apply to the extent that the announcement or communication is required by law, by any stock exchange or any regulatory or other supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law. If this exception applies, the Party making the announcement or issuing the communication to shareholders shall use its reasonable efforts to consult with the other Party in advance as to its form, content and the timing of issue.

24. CONFIDENTIALITY

24.1	For the purposes of this clause 24:

(a)	Confidential Information means:

(i)	information relating to the provisions of, and negotiations leading to, this Agreement and the other Transaction Documents;

(ii)	(in relation to the obligations of the Purchaser) any information received or held by the Purchaser (or any of its Representatives) relating to the Seller Group or, before Closing, any of the Target Companies (including all business and trade secrets of the businesses of any Target Company); and

(iii)	(in relation to the obligations of the Seller) any information received or held by the Seller (or any of its Representatives) relating to the Purchaser Group or, following Closing, any of the Target Companies (including all business and trade secrets of the businesses of any Target Company), and includes written information and information transferred or obtained orally, visually, electronically or by any other means and any information which the Party has determined from information it has received including any forecasts or projections.

(b)	Representatives means, in relation to a Party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that Party and/or of its respective Affiliates as well as the Purchaser’s existing and prospective financing sources and, in relation to the Seller, includes the Evenex Companies for as long as they are directly or indirectly controlled by the Seller.

24.2	Each of the Parties shall (and shall ensure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose Confidential Information to any person (other than any of its Representatives) or use such Confidential Information for any purpose except: (i) as this clause 24 permits; or (ii) as the Seller and Purchaser approve in writing. The Purchaser shall not and shall procure that its Representatives shall not, prior to the Closing Date use any Confidential Information for competitive purposes.

24.3	Clause 24.2 shall not prevent disclosure by a Party or any of its Representatives to the extent it can demonstrate that:

(a)	disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust authority having applicable jurisdiction (provided that the disclosing party shall first inform the other Party of its intention to disclose such information and take into account the reasonable comments of the other Party);

(b)	disclosure is appropriate or necessary in connection with the filing of Tax returns or claims for refund or in conducting an audit proceeding;

(c)	disclosure is of Confidential Information which was lawfully in the possession of that Party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy before its being received or held and in any case only in respect of Confidential Information that does not comprise any exclusive business or trade secret of the business of any Target Company;

(d)	in respect of the Seller, disclosure is to any of the Seller’s Lending Banks and directors, officers, advisers or agents of such Seller’s Lending Banks, subject, in each case, to binding obligations of confidentiality;

(e)	disclosure is of Confidential Information which has previously become publicly available other than through that Party’s action or failure to act (or that of its Representatives); or

(f)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement (or any other Transaction Document).

24.4	Each of the Parties undertakes that it (and its respective Representatives) shall only disclose Confidential Information as permitted by this clause 24 if it is reasonably required and, in the case of disclosures under clause 24.3(d), only if the recipient is informed of the confidential nature of the Confidential Information and is subject to an obligation to keep confidential any information so disclosed.

24.5	If this Agreement terminates, the Purchaser shall as soon as practicable on request by the Seller Group:

(a)	return to the Seller all written documents and other materials relating to the Seller, any Target Company or this Agreement (including any Confidential Information) which the Seller (or its Representatives) have provided to the Purchaser (or its Representatives) without keeping any copies thereof;

(b)	destroy all information or other documents derived from such Confidential Information; and

(c)	so far as it is practicable to do so, expunge such Confidential Information from any computer, word processor or other device.

24.6	Violation by a Party or its respective Representatives of the provisions of this clause 24 shall entitle the non disclosing Party, at its option, to obtain injunctive relief without a showing of irreparable harm or injury and without bond. The provisions of this clause 24 shall survive and remain effective for a period of three (3) years after the Closing Date.

25. NOTICES

25.1

Any legal statements and other notices in connection with this Agreement (collectively the Notices) shall be made in writing (Schriftform) unless notarization or any other specific form is required by mandatory law. The written form shall include transmission by fax (but no other transmission by way of telecommunication) and exchange of letters. Any electronic transmission (such as by e-mail) shall not be sufficient to satisfy the requirement that Notices must be made in writing.

25.2	Any Notices to be delivered to

(a)	the Seller shall be addressed as follows:

WP Roaming S.à r.l.

Att. Guy Sochovsky

15, rue Edmond Reuter, L-5326 Contern, Grand Duchy of Luxembourg

Fax: +352 27 75 62 98

with a copy to (for information purposes only):

(i)	Warburg Pincus Deutschland GmbH

Attn.: Lars Singbartl

Liebigstraße 53, 60323 Frankfurt/Main, Germany

Fax: +49 69 77 03 55 55

(ii)	Warburg Pincus International LLC

Attn.: Max Fowinkel

Almack House, 28 King Street, St. James’s, London, SW1Y 6QW, United Kingdom

Fax: +44 20 73 21 08 81

(iii)	Freshfields Bruckhaus Deringer LLP

Attn.: Dr. Andreas von Werder / Dr. Markus Paul

Bockenheimer Anlage 44, 60322 Frankfurt am Main, Germany

Fax: +49 69 23 26 64

and

(iv)	Freshfields Bruckhaus Deringer LLP

Attn.: Adrian Maguire

65 Fleet Street, London EC4Y 1HS, United Kingdom

Fax: +44 20 7832 7001

(b)	the Purchaser shall be addressed as follows:

Syniverse Holdings, Inc.

Attn.: Jeffrey S. Gordon

8125 Highwoods Palm Way, Tampa, 33647, Florida, United States of America

Fax: +1 813-637-5882

and

Syniverse Holdings, Inc.

Attn.: Laura E. Binion

8125 Highwoods Palm Way, Tampa, 33647, Florida, United States of America

Fax: +1 813-637-5882

with a copy to (for information purposes only):

(i)	Shearman & Sterling LLP

Attn: Christa D’Alimonte

599 Lexington Avenue, New York, NY 10022, United States of America

Fax: +1 212 848 7179

and

(ii)	Shearman & Sterling LLP

Attn: Dr. Martin Neuhaus

Breite Strasse 69, 40213 Düsseldorf, Germany

Fax: +49 211 17888 990

25.3	The Parties shall communicate in writing changes in any of the addresses set forth in clause 25.2 above as soon as possible to the other Parties. In the absence of such communication, the address stated above shall remain in place.

25.4	The receipt of copies of Notices hereunder by the Parties’ advisers shall not constitute or substitute the receipt of such communication by the Parties themselves, irrespective of whether the delivery of such copy was mandated by this Agreement.

26. ENTIRE AGREEMENT, INTERPRETATION

26.1	All exhibits and schedules to this Agreement form an integral part of this Agreement.

26.2	This Agreement and the other Transaction Documents together set out the whole agreement between the Parties in respect of the sale and purchase of the MACH Shares, the Shareholder Instruments and the payable under the Evenex Note and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction.

26.3	Changes or amendments to this Agreement (including this clause 26.3) must be made in writing by the Parties or in any other legally required form, if so required. To the extent any changes or amendments to clauses 27, 30.4, 30.5 and this clause 26.3 is sought which is adverse to the rights of Purchaser’s Lenders, the prior written consent of each of Purchaser’s Lenders shall be required before such change or amendment is rendered effective.

26.4	In this Agreement, the headings are inserted for convenience only and shall not affect the interpretation of this Agreement; where a German term has been inserted in quotation marks and/or italics it alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement. The terms “including” and “in particular” shall always mean “including, without limitation” and “in particular, without limitation”, respectively.

26.5	The headings and sub-headings of the clauses and paragraphs contained in this Agreement are for convenience and reference purposes only. They shall be disregarded for purposes of interpretation of this Agreement.

26.6	Where a set of facts is to be analyzed by reference to the laws of a foreign jurisdiction, any reference in this Agreement to any German legal term shall be deemed to include a reference to the equivalent (funktionsgleich) legal term under the laws of such jurisdiction. Where foreign law does not provide for any corresponding legal term, such legal term as functionally comes closest to the German legal term shall be used instead.

26.7	Any reference made in this Agreement to any clauses without further indication of a law or an agreement shall mean clauses of this Agreement.

27. NO THIRD PARTY RIGHTS

This Agreement shall not grant any rights to, and is not intended to operate for the benefit of, third parties unless otherwise explicitly provided for herein. Notwithstanding the foregoing, Purchaser’s Lenders shall be third party beneficiaries under this Agreement with respect to clauses 6.3, 6.4, 26.3, 30.4, 30.5, and this clause 27. Wherever under this Agreement any party other than Purchaser is to be indemnified by Seller, such other party, in particular the Target Companies, shall not be entitled to bring any claims for indemnification against Seller (kein echter Vertrag zugunsten Dritter).

28. NO ASSIGNMENT, NO SET-OFF RIGHTS, FURTHER ASSURANCES

28.1	Unless otherwise explicitly provided for in this Agreement, no Party shall be entitled to assign any rights or claims under this Agreement without the written consent of the other Parties.

28.2	The Seller may assign all or any of its rights under this Agreement without the consent of the other Parties to one or more of members of the Seller Group, subject to the condition that the Seller will procure that, before any assignee subsequently ceases to be a member of the Seller Group, that assignee shall assign back to the Seller, or to another member of the Seller Group (which itself shall then be deemed to be an assignee of the Seller for the purposes of this clause 28.2), so much of the benefit of this Agreement as has been assigned to it.

28.3	The Purchaser may:

(a)	assign (in whole or in part) the benefit of the Seller’s Guarantees with the consent of the Seller (such consent not to be unreasonably withheld) to any of its Dependent Entities (together with the Purchaser and from Closing on the Target Companies the Purchaser Group) which is the legal and beneficial owner from time to time of any or all of the MACH Shares and the Shareholder Instruments as if it were the Purchaser under this Agreement provided that the Purchaser shall ensure that before any such assignee subsequently ceases to be a member of the Purchaser Group it shall re-assign that benefit to the Purchaser or to another continuing member of the Purchaser Group; and

(b)	assign or charge (in whole or in part) the benefit of this Agreement to the Purchaser’s Lenders as security for any financing provided in connection with the transactions contemplated by this Agreement and such benefits may be further assigned to another transferee or assignee bank, financial institution or funds.

28.4	The Purchaser may at any time between the date of this Agreement and the day that is ten (10) Business Days prior to the Scheduled Closing Date assign (i) its contractual position under this Agreement or (ii) any or all of its rights under this Agreement, each without the consent of the Seller, to any of its Dependent Entities who will as a consequence in case of (i) above assume all rights and obligations of the Purchaser under this Agreement (the Designated Purchaser) or in case of (ii) above assume any or all of its rights under this Agreement, if and provided that:

(a)	such assignment pursuant to (i) above to the Designated Purchaser is made by way of an accession letter between the Designated Purchaser, the Purchaser and the Seller in the form of Exhibit 28.4 (a), such accession letter to be notarized by a German notary public;

(b)	in case of an assignment pursuant to (i) above, the Purchaser remains a party to this Agreement and guarantees the proper, complete and timely fulfillment of any and all obligations of the Designated Purchaser; and

(c)	the Purchaser shall ensure that before any such Designated Purchaser or assignee within the meaning of (ii) above subsequently ceases to be a member of the Purchaser Group it shall re-assign its contractual position under this Agreement (in case of (i) above) or right (in case of (ii) above) to the Purchaser or to another continuing member of the Purchaser Group by way of an accession letter between the Designated Purchaser, the Purchaser (or another continuing member of the Purchaser Group, as the case may be) and the Seller in the form of Exhibit 28.4 (a) in case of (i) above, such accession letter to be notarized by a German notary public, and by way of assignment to the assignee in case of (ii) above provided that the provisions of this clause 28.4 shall apply mutatis mutandis to any such continuing member of the Purchaser Group.

28.5	If an assignment is made in accordance with this clause 28, the liabilities of any member of the Seller Group to the Purchaser Group under this Agreement shall be no greater than such liabilities would have been if the assignment had not occurred.

28.6	No Party, except as provided otherwise in this Agreement, shall be entitled (i) to set-off (aufrechnen) any rights and claims it may have under this Agreement against any rights or claims any other Party may have under this Agreement or (ii) to refuse to perform any obligation it may have under this Agreement on the grounds that it has a right of retention (Zurückbehaltungsrecht) unless the rights or claims of the relevant Party claiming a right of set-off (Aufrechnung) or retention (Zurückbehaltung) have been acknowledged (anerkannt) in writing by the relevant other Party/Parties or have been confirmed by final decision of a competent court (Gericht) or arbitral tribunal (Schiedsgericht).

28.7	Each of the Seller and the Purchaser shall procure that its respective Affiliates comply with all obligations under the Transaction Documents that are expressed to apply to any such Affiliates.

29. CERTAIN TERMINOLOGY

29.1	Business Day means a day other than a Saturday or Sunday or public holiday on which banks are open in London, Luxembourg and the City of New York for general commercial business.

29.2	Except as expressly provided in this Agreement, interest payable under any provision of this Agreement shall be calculated on the basis of actual days elapsed divided by 360.

30. GOVERNING LAW AND JURISDICTION

30.1	This Agreement shall be exclusively governed by, and be construed in accordance with, the laws of the Federal Republic of Germany, without regard to principles of conflicts of laws and without regard to the UN Convention on the Sale of Goods.

30.2

Any dispute, controversy or claim arising from or in connection with this Agreement or its validity shall be finally settled by three arbitrators in accordance with the Arbitration Rules of the German Institution of Arbitration e.V. (Deutsche Institution für Schiedsgerichtbarkeit e.V.) (DIS) as applicable at the time of the arbitral proceedings without recourse to the ordinary courts of law. The arbitral tribunal shall consist of three (3) arbitrators. The place of arbitration shall be Frankfurt am Main. The language of the arbitral proceedings shall be English, provided, however, that written evidence may be submitted in either the English or German language.

30.3	If mandatory applicable law requires any matter arising out of, or in connection with, this Agreement and its execution to be decided upon by an ordinary court of law, the competent courts in Frankfurt am Main shall have exclusive jurisdiction.

30.4	Notwithstanding the foregoing, each Party hereto agrees that it will not, and it will not cause any of its affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Purchaser’s Lenders, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, without limitation, any dispute arising out of or relating in any way to the Debt Funds or the performance thereof, in any forum other than a court of competent jurisdiction located within the City of New York, New York, whether a state or Federal court, and that the provisions of clause 30.5 below relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.

30.5	WITH REGARD TO AN ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM OR THIRD PARTY CLAIM REFERRED TO IN CLAUSE 30.4, THE PARTIES HERETO, TO THE EXTENT PERMITTED BY LAW, WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING ARISING OUT OF, IN CONNECTION WITH OR RELATING TO THIS AGREEMENT AND ANY TRANSACTION CONTEMPLATED HEREBY. THIS WAIVER APPLIES TO ANY ACTION, SUIT OR PROCEEDING WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE.

31. INVALID PROVISIONS, UNINTENDED GAPS (SALVATORISCHE KLAUSEL)

31.1	In the event that one or more provisions of this Agreement shall, or shall be deemed to, be invalid or unenforceable, the validity and enforceability of the other provisions of this Agreement shall not be affected thereby. In such case, the Parties hereto agree to recognize and give effect to such valid and enforceable provision or provisions, which correspond as closely as possible with the commercial intent of the Parties.

31.2	The same shall apply in the event that this Agreement contains any unintended gaps (unbeabsichtigte Vertragslücken).